P.E. 12-31-05

FNB Bancorp

06034255

Annual Report 2005

FNB BANCORP

BOARD OF DIRECTORS

MICHAEL R. WYMAN
Chairman of the Board

THOMAS C. McGRAW
Chief Executive Officer
Secretary of the Board

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

NEIL J. VANNUCCI
Retired

EDWARD J. WATSON
Attorney

R. ALBERT ROENSCH
Banking Executive

LISA ANGELOT
Property Manager

OFFICERS

THOMAS C. McGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

JAMES B. RAMSEY
Senior Vice President
Chief Financial Officer

FIRST NATIONAL BANK OF NORTHERN CALIFORNIA

BOARD OF DIRECTORS

MICHAEL R. WYMAN
Chairman of the Board

THOMAS C. McGRAW
Chief Executive Officer
Secretary of the Board

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

NEIL J. VANNUCCI
Retired

EDWARD J. WATSON
Attorney

LISA ANGELOT
Property Manager

R. ALBERT ROENSCH
Banking Executive

RETIRED DIRECTORS

THOMAS G. ATWOOD, D.D.S.
Director Emeritus

DANIEL J. MODENA
Director Emeritus

OFFICERS ADMINISTRATION

THOMAS C. McGRAW Chief Executive Officer	JIM D. BLACK President	ANTHONY J. CLIFFORD Executive Vice President Chief Operating Officer	JAMES B. RAMSEY Senior Vice President Chief Financial Officer
CHARLES R. KEY Senior Vice President Director Information Systems	KRISTINE GODDARD Senior Vice President Branch Administrator	JEAN JAUREGUI Senior Vice President Central Services Manager	MADELEINE LINDSAY Vice President Compliance Officer
MALCOLM A. MORRIS Vice President Controller	EDWIN T. ARRIOLA Vice President Human Resources Manager	MARSHA MURRAY Vice President Information Systems Computer Operations Manager	JEAN SIGUA Vice President Branch Operations Administrator
ELIZABETH ARGUELLO Vice President Sales & Service Manager	GWEN BRANDT Vice President Central Operations Services Manager	GEORGE M. VENEZIA Vice President Purchasing/Facilities Manager	MICHELLE McGHEE Vice President Card Services Manager
GINA MORALES Assistant Vice President Finance Officer	MICHAEL NIGHTINGALE Assistant Vice President Network Supervisor	TERENCE YU Assistant Vice President Assistant Controller	BRENDA SHOOMILOFF Assistant Vice President Training Coordinator
JANNELLE SANTIAGO Assistant Vice President Assistant Director Information Systems	CAROLYN ARIAS Bank Officer Senior Payroll & Benefits Specialist	EVELYN CAKEBREAD Bank Officer ACH/EFT Specialist	GLORIA FLORES Bank Officer Wire Transfer Specialist
SHIRLEY CABANERO Bank Officer Finance Officer	MAUNG TUN LIN Bank Officer Computer Operator	AMIT HADA Bank Officer Computer Operator	NOEL SEMBRANO Bank Officer Item Processing Supervisor
LORENA PENA Bank Officer Statement Services Supervisor	TAUSEEF RAZA Bank Officer Electronic Banking	GRACE TURLA Bank Officer Operations Supervisor	JEANNENE MINNIX Bank Officer Special Projects
ELIZABETH RIPPER Bank Officer Operations Supervisor	ROWENA CONCEPCION Bank Officer Computer Operator		

Business Development & Commercial Banking Division

EDWARD CRUZ
Vice President
Commercial Banking Officer

DANIEL CRUEY
Vice President
Business Development Officer

ROBERT LEGG
Vice President
Business Development Officer

CREDIT ADMINISTRATION

BILL TECSON
Senior Vice President
Credit Administrator

FRANK VARGAS
Assistant Vice President
Note Department Manager

CECILIA HERNANDEZ
Bank Officer
Assistant Note Department Manager

LOAN ADMINISTRATION

RANDY BRUGIONI
Senior Vice President
Senior Loan Officer

TERRY WARD
Vice President
Commercial Loan Officer

KATHY CASTOR
Vice President
Commercial Loan Officer

CASSANDRA MONTEITH
Vice President
Commercial Loan Officer

ROGER TAKI
Assistant Vice President
Commercial Loan Officer

REINA CEJA
Vice President
Commercial Loan Officer

JANINE PERRIGNON
Vice President
SBA Loan Officer

ZAID KHAN
Bank Officer
Construction Loan
Disbursement Specialist

BEN EZEKWESILI
Vice President
Commercial Loan Officer

DIANE BOICELLI
Assistant Vice President
Commercial Banking Officer

ADMINISTRATION OFFICE
975 El Camino Real, South San Francisco, California 94080
Telephone (650) 588-6800
Fax (650) 588-9695

BRANCHES

DALY CITY
6600 Mission Street, Daly City, California 94014
Telephone (650) 992-8800

DEE CALLERO CANEPA
Vice President
Branch Manager

OLIVIA VEGA
Branch Officer
Operations Supervisor

SHERRIE LANDERITO
Branch Officer
Operations Supervisor

EUREKA SQUARE
210 Eureka Square, Pacifica, California 94044
Telephone (650) 359-5500

GARRETT MOORE
Vice President
Branch Manager

ERNESTO SALAK
Branch Officer
Operations Supervisor

SOUTH SAN FRANCISCO
211 Airport Boulevard, South San Francisco, California 94080
Telephone (650) 873-0211

MATTHEW BUTLER
Assistant Vice President
Branch Manager

TAUAVA HISATAKE
Branch Officer
Operations Supervisor

MILLBRAE / SAN BRUNO
1551 El Camino Real, Millbrae, California
Telephone (650) 871-4400

DANNA M. STEPHENS
Assistant Vice President
Branch Manager

MARINA TOLENTINO
Branch Officer
Operations Supervisor

BURI BURI
975 El Camino Real, South San Francisco, California 94080
Telephone (650) 583-8450

SARA WATSON
Vice President
Branch Manager

FARIDA KHALID
Branch Officer
Operations Supervisor

HALF MOON BAY
736 Main Street, Half Moon Bay, California 94019
Telephone (650) 726-6373

JOHN ABE
Vice President
Branch Manager

BAXTER CASTILLO
Branch Officer
Operations Supervisor

LINDA MAR
1450 Linda Mar Shopping Center, Pacifica, California 94044
Telephone (650) 359-5811

HEM PATEL
Assistant Vice President
Branch Manager

TANIA ORTEGA
Branch Officer
Operations Supervisor

COLMA*
1300 El Camino Real, Colma, California 94014
Telephone (650) 997-3100

JAYE FRASER
Assistant Vice President
Branch Manager

MOHINI MADHWAN
Branch Officer
Operations Supervisor

REDWOOD CITY*
700 El Camino Real, Redwood City, California 94063
Telephone (650) 299-0700

BRIAN PALTER
Assistant Vice President
Branch Manager

FA PATI
Branch Officer
Operations Supervisor

SAN MATEO
150 East Third Avenue, San Mateo, California 94401
Telephone (650) 340-1033

STACY DIEP
Assistant Vice President
Branch Manager

MY NGUYEN
Branch Officer
Operations Supervisor

PESCADERO**
239 Stage Road, P.O. Box 70, Pescadero, California 94060
Telephone (650) 879-0785

JOHN ABE
Vice President
Branch Manager

JOHN RAMACCOTTI
Branch Officer
Operations Supervisor

SAN FRANCISCO***
Financial District
65 Post Street, San Francisco, California 94104
Telephone (415) 781-0600

DEREK CHAN
Vice President
Branch Manager

BONNIE KIM
Branch Officer
Operations Supervisor

PORTOLA BRANCH
699 PORTOLA DRIVE, SAN FRANCISCO, CALIFORNIA 94127
Telephone (415) 661-4800

BRANDI VANDOLAH
Branch Officer
Branch Manager

K.C. FLETCHER
Branch Officer
Operations Supervisor

Branches Open;
Monday through Thursday 9am-5pm; Friday 9am-6pm; Saturday 9am-1pm

Except:
***Monday thru Friday 9am-6pm**
****Monday thru Thursday 9am-4pm; Friday 9am-6pm**
*****Monday thru Friday 9am-5pm**


DEPOSITS
(Millions)
550
500
450
400
350
300
250
200
150
100
50
0
95
96
97
98
99
00
01
02
03
04
05
$
189
217
256
281
305
330
344
347
374
413
508


ASSETS
(Millions)
600
500
400
300
200
100
0
95
96
97
98
99
00
01
02
03
04
05
$
218
249
291
321
348
379
397
402
429
490
569

LOANS
(Millions)


400
350
300
250
200
150
100
50
0

	95	96	97	98	99	00	01	02	03	04	05
$	142	146	183	204	237	230	288	285	313	341	380

CAPITAL
(Millions)


60
50
40
30
20
10
0

	95	96	97	98	99	00	01	02	03	04	05
$	27	29	32	36	38	43	47	51	52	53	55

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FNB Bancorp

April 3, 2006

Dear Shareholders, Customers, Employees and Friends:

On behalf of FNB Bancorp and First National Bank of Northern California, thank you for taking the time to review our 2005 annual report. While the numbers may change from year to year, our objectives remain constant: quality banking products, outstanding service, convenient locations, a challenging and rewarding work environment, increased market share and profitability as well as an equitable return for our shareholders. We remain committed to these objectives and work daily to improve our performance.

2005 presented some challenges and opportunities. We continued to weather a low interest rate environment and competition from the large banks who "rediscovered" small business lending. Our margins were slim and remained so throughout the year. It was a good time to be a borrower!

The post 9-11/Enron regulatory environment requires that we continue to devote considerable capital, resources and time to meet the demands of federal legislation such as the Bank Secrecy Act, the USA PATRIOT Act, the Money Laundering Suppression Act, the Gramm-Leach-Bliley Act and the Sarbanes-Oxley Act. We maintain our commitment to comply fully with both the spirit and intent of these laws. Even with these challenges facing us, we were able to achieve organic growth in loans, fee income, deposits, investment returns and interest income.

On April 30, 2005 we finalized our purchase of Sequoia National Bank. We obtained two established, full service locations in San Francisco with combined assets of approximately $60 million. Initially, we experienced some run-off in certificates of deposit sensitive to rates; however, we have replaced those dollars with core deposits and we see strong growth potential for both locations.

Other noteworthy events in 2005: We completed our stock repurchase program in 2005 after repurchasing and retiring close to 5% of the outstanding shares of FNB Bancorp common stock. The Board of Directors selected Moss Adams LLP to succeed KPMG LLP as our independent accounting firm. After nine years of dedicated service to the Bank, Board member Dan Modena retired at the end of 2005. Our employees participated in an anonymous survey sponsored by the San Francisco Business Times to determine the 100 Best Places to Work in The Bay Area. In the category of mid-size

975 El Camino Real • South San Francisco CA 94080 • FAX (650) 588-9695 • (650) 588-6800

businesses, we placed number 11. We were honored to see how strongly our employees feel about working for First National Bank.

Our net earnings for 2005 were $5,728,000, compared to 2004 earnings of $4,688,000, a 22% increase. Basic earnings per share in 2005 were $2.12 and $2.08 diluted, compared to basic earnings per share of $1.71 and $1.67 diluted in 2004. Our return on average assets in 2005 was 1.08%, compared to 1.02% in 2004. Return on average equity in 2005 was 10.75%, compared to 8.94% in 2004. Net interest income totaled $25,199,000 in 2005, in contrast to $21,513,000 in 2004. Our total loans outstanding at year-end 2005 were $384,598,000, whereas in 2004 the total was $344,240,000. Total assets at year-end 2005 were $569,000,000, compared to $490,000,000 in 2004. While we are pleased with these numbers, we are also committed to evaluating with a critical eye our performance in all areas, such as: where we can control costs, or enhance our products and services, how we can more fully use technology to deliver service economically, and discovering where our opportunities for future growth exist. Complacency is never allowed within our Bank! We will continue to explore and challenge conventional thinking with the goal of becoming the best community bank in our market.

Please stop by any of our 13 locations to see how we are growing. We are currently in the middle of a complete remodel of our Millbrae Branch (please excuse the dust) and hope to be finished by the end of May 2006. Our Web site is located at www.fnbnorcal.com, you can e-mail me at tmcgraw@fnbnorcal.com or you can call me at 650-875-4865. I hope to see you at our annual meeting of shareholders at the Basque Cultural Center, 559 Railroad Ave., on Wednesday, May 17, 2006 at 7:30 p.m.

Sincerely,

Tom McGraw
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005, or

[ ] Transition report pursuant to Section 13 or 15 (d) of Securities Exchange Act of 1934

Commission File No. 000-49693

FNB BANCORP

(Exact name of registrant as specified in its charter)

California	92-2115369
(State or other jurisdiction of incorporation or organization)	(IRS Employer ID Number)

975 El Camino Real, South San Francisco, California	94080
(Address of principal executive offices)	(Zip code)

(650) 588-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class: Common Stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes { } No [x]

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $70,158,997

Number of shares outstanding of each of the registrant's classes of common stock, as of March 24, 2006

No par value Common Stock – 2,703,808 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE The following documents are incorporated by reference into this Form 10-K: Part III, Items 10 through 14 from Registrant's definitive proxy statement for the 2006 annual meeting of shareholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13 a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflict in Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors set forth under "Item 1A – Risk Factors" in this report and other cautionary statements and information set forth in this report should be read carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiary.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

General

FNB Bancorp (sometimes referred to herein as the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. Its principal office is located at 975 El Camino Real, South San Francisco, California 94080, and its telephone number is (650) 588-6800.

The Company owns all of the issued and outstanding shares of common stock of First National Bank of Northern California, a national banking association ("First National Bank" or the "Bank"). The Company has no other subsidiary.

The Bank was organized in 1963 as "First National Bank of Daly City." In 1995, the shareholders approved a change in the name to "First National Bank of Northern California." The administrative headquarters of the Bank is located at 975 El Camino Real, South San Francisco, California. The Bank is locally owned and presently operates eleven full service banking offices within its primary service area of San Mateo County, in the cities of Colma, Daly City, South San Francisco, Millbrae, Pacifica, Half Moon Bay, San Mateo, Redwood City and Pescadero. The Bank also provides services since May 2005 for the City and County of San Francisco through its Financial District and Portola offices in San Francisco. The Bank's primary business is servicing the business or commercial banking needs of individuals and small to mid-sized businesses within San Mateo and San Francisco Counties.

The Bank is chartered under the laws of the United States and is governed by the National Bank Act, and is a member of the Federal Reserve System. The Federal Deposit Insurance Corporation insures the deposits of the Bank up to the applicable legal limits. The Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency. The regulations of the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency govern many aspects of the Bank's business and activities, including investments, loans, borrowings, branching, mergers and acquisitions, reporting and numerous other areas. The Bank is also subject to applicable provisions of California law to the extent those provisions are not in conflict with or preempted by federal banking law. See "Supervision and Regulation" below.

First National Bank offers a broad range of services to individuals and businesses in its primary service area with an emphasis upon efficiency and personalized attention. First National Bank provides a full line of business financial products with specialized services such as courier, appointment banking, and business Internet banking. The Bank offers personal and business checking and savings accounts, including individual interest-bearing negotiable orders of withdrawal ("NOW"), money market accounts and/or accounts combining checking and savings accounts with automatic transfer capabilities, IRA accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks and computer cash management with access through the Internet. First National Bank also makes available commercial, standby letters of credit, construction, accounts receivable, inventory, automobile, home improvement, residential real estate, commercial real estate, single family mortgage, Small Business Administration, office equipment, leasehold improvement and consumer loans as well as overdraft protection lines of credit. In addition, the Bank sells travelers checks and cashiers checks, offers automated teller machine (ATM) services tied in with major statewide and national networks and offers other customary commercial banking services.

Most of First National Bank's deposits are obtained from commercial businesses, professionals and individuals. As of December 31, 2005, First National Bank had a total of 24,543 accounts. On occasion, the Bank has obtained deposits through deposit brokers for which it pays a broker fee. As of December 31, 2005, First National Bank had no such deposits. There is no concentration of deposits or any customer with 5% or more of First National Bank's deposits.

At December 31, 2005, the Company had total assets of $569,141,000, net loans of $380,051,000, deposits of $507,544,000 and shareholders' equity of $55,243,000. The Company competes with approximately 33 other banking or savings institutions in its service areas. The Company's market share of Federal Deposit Insurance Corporation insured deposits in the service area of San Mateo County is approximately 2.45% (based upon the most recent information available by the Federal Deposit Insurance Corporation through June 30, 2005). See "Competitive Data" below.

Employees

At December 31, 2005, The Company employed 176 persons on a full-time basis. The Company believes its employee relations are good. The Company is not a party to any collective bargaining agreement.

Available Information

FNB Bancorp and First National Bank maintain an Internet website at http://www.FNBNORCAL.com. The Company's annual report on form 10-K, quarterly reports on Form 10-Q, current reports on 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available free of charge on or through such website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Also made available on or through such website are the Section 16 reports of ownership and changes in ownership of the Company's common stock which are filed with the Securities and Exchange Commission by the directors and executive officers of the Company and by any persons who own more than 10 percent of the outstanding shares of such stock. Information on such website is not incorporated by reference into this report.

SUPERVISION AND REGULATION

General

FNB Bancorp. The common stock of FNB Bancorp is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. FNB Bancorp has registered its common stock under Section 12 (g) of the Securities Exchange Act of 1934, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, annual, quarterly and other current reports with the Securities and Exchange Commission.

FNB Bancorp is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System (the "Board of Governors"). FNB Bancorp is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, FNB Bancorp would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits FNB Bancorp from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

FNB Bancorp, and any subsidiary which it may acquire or organize, are deemed to be "affiliates" of the Bank within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by First National Bank to its affiliates, and (b) on investments by First National Bank in affiliates' stock as collateral for loans to any borrower. FNB Bancorp and First National Bank are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

In addition, regulations of the Board of Governors under the Federal Reserve Act require that reserves be maintained by First National Bank in conjunction with any liability of FNB Bancorp under any obligation (promissory note, acknowledgment of advance, banker's acceptance or similar obligation) with a weighted average maturity of less than seven (7) years to the extent that the proceeds of such obligations are used for the purpose of supplying funds to First National Bank for use in its banking business, or to maintain the availability of such funds.

First National Bank of Northern California. As a national banking association licensed under the national banking laws of the United States, First National Bank is regularly examined by the Office of the Comptroller of the Currency and is subject to supervision and regulation by the Federal Deposit Insurance Corporation, the Board of Governors, and the Office of the Comptroller of the Currency. This supervision and regulation includes comprehensive reviews of all major aspects of First National Bank's business and condition, including its capital ratios, allowance for possible loan losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. First National Bank is required to file reports with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. First National Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the applicable legal limits.

Capital Standards.

The Board of Governors, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency have adopted risk-based guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, First National Bank is required to maintain (and FNB Bancorp and First National Bank will be required to maintain) capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves.

Assets, commitments to extend credit, and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of those loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of those loans.

Under the risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in the case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a minimum risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

A leverage capital standard was adopted as a supplement to the risk-weighted capital guidelines. Under the leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the Federal Deposit Insurance Corporation have also adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2005, The Company was in compliance with the risk-weighted capital and leverage ratios. See "Capital" under Item 7 below.

Prompt Corrective Action

The Board of Governors, Federal Deposit Insurance Corporation, and Office of the Comptroller of the Currency have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" – consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" – consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of les than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" – consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" – consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions that are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan.

The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized". FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without prior regulatory approval and regulators must prohibit a critically undercapitalized institution from taking certain other actions without prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Additional Regulations

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured bank from engaging as a principal in any activity that is impermissible for a national bank, absent Federal Deposit Insurance Corporation determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that such bank is, and will continue to be, within applicable capital standards.

The Federal Financial Institutions Examination Council ("FFIEC") utilizes the Uniform Institutions Rating System ("UFIRS"), commonly referred to as "CAMELS," to classify and evaluate the soundness of financial institutions. Bank examiners use the CAMELS measurements to evaluate capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market risk. Effective January 1, 2005, bank holding companies such as the Company, became subject to evaluation and examination under a revised bank holding company rating system. This so-called BOPEC rating system, implemented in 1979, has been focused primarily on financial condition, consolidated capital and consolidated earnings. The new rating system reflects a change toward analysis of risk management (as reflected in bank examination under the CAMELS measurements), in addition to financial factors and the potential impact of nondepository subsidiaries upon depository institution subsidiaries.

The federal financial institution agencies have established bases for analysis and standards for assessing financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. First National Bank has a current rating of "satisfactory" for CRA compliance.

Limitation on Dividends

FNB Bancorp. The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from First National Bank. First National Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency.

FNB Bancorp has paid quarterly dividends for each quarter commencing with the second quarter of 2002. Future dividends will continue to be determined after consideration of the Company's earnings, financial condition, future capital funds, regulatory requirements and other factors such as the Board of Directors may deem relevant. It is the intention of the Company to pay cash dividends, subject to legal restrictions on the payment of cash dividends and depending upon the level of earnings, management's assessment of future capital needs and other factors to be considered by the Board of Directors.

The California General Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The California General Corporation Law further provides that, in the event sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, it meets two conditions, which generally stated are as follows: (i) the corporation's assets must equal at least 125% of its liabilities; and (ii) the corporation's current assets must equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for those fiscal years, then the corporation's current assets must equal at least 125% of its current liabilities.

The Board of Governors of the Federal Reserve System generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve Board policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

First National Bank of Northern California. First National Bank's shareholder is entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the National Bank Act.

The payment of cash dividends by First National Bank may be subject to the approval of the Office of the Comptroller of the Currency, as well as restrictions established by federal banking law and the Federal Deposit Insurance Corporation. Approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by First National Bank's board of directors in any calendar year will exceed First National Bank's net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of preferred stock. Additionally, the Federal Deposit Insurance Corporation and/or the Office of the Comptroller of the Currency, might, under some circumstances, place restrictions on the ability of a bank to pay dividends based upon peer group averages and the performance and maturity of that bank.

COMPETITION

Competitive Data

In its market area, First National Bank competes for deposit and loan customers with other banks (including those with much greater resources), thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers.

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services, international banking, discount brokerage and insurance services, which First National Bank is not authorized nor prepared to offer currently. First National Bank has made arrangements with its correspondent banks and with others to provide some of these services for its customers. For borrowers requiring loans in excess of First National Bank's legal lending limits, First National Bank has offered, and intends to offer in the future, such loans on a participating basis with its correspondent banks and with other independent banks, retaining the portion of such loans which is within its lending limits. As of December 31, 2005, First National Bank's aggregate legal lending limits to a single borrower and such borrower's related parties were $8,557,000 on an unsecured basis and $14,261,000 on a fully secured basis, based on regulatory capital of $57,045,000.

First National Bank's business is concentrated in its service area, which primarily encompasses San Mateo County, but also includes portions of the City and County of San Francisco. The economy of First National Bank's service area is dependent upon government, manufacturing, tourism, retail sales, population growth and smaller service oriented businesses.

Based upon the most recent information available by the Federal Deposit Insurance Corporation at June 30, 2005, there were 33 commercial and savings banking offices in San Mateo County with a total of $17,835,774,000 in deposits at June 30, 2005. First National Bank had a total of 11 offices in the county with total deposits of $436,868,000 at the same date, or 2.45% of the San Mateo County totals. At June 30, 2004, there were 33 commercial and savings banking offices in San Mateo County with total deposits of $17,013,242,000, while First National Bank had $413,260,000, or 2.43% of the San Mateo County totals.

In 1996, pursuant to Congressional mandate, the Federal Deposit Insurance Corporation reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. In 2005, Congress adopted the Federal Deposit Insurance Reform Act of 2005, which will have the effect of merging the Bank Insurance Fund and the Savings Association Insurance Fund into a new Deposit Insurance Fund (which is anticipated to occur on or before July 1, 2006). The FDIC has not yet released final regulations, but it is anticipated that final regulations will be released not later than the fourth quarter of 2006. When released, the final regulations are expected to include, among other matters, (1) increased premium assessments to banks based on a bank's risk assessment profile, subject to a one-time assessment credit for banks that paid premiums prior to December 31, 1996 to offset premium assessments; (2) a $100,000 deposit account insurance limit until January 1, 2012, subject to inflation indexing; and (3) increased retirement account insurance limits to $250,000, until January 1, 2012, subject to inflation indexing. The inflation indexing is expected to use 2005 as the base year and adjust for inflation on April 1, 2010 and every five years thereafter on January 1 of the following year. Until final regulations are released by the FDIC and banks are assigned to a risk category, the precise amount of premium assessment increase cannot be determined, but it is expected that the expense for premium assessments for First National Bank will not increase in an amount that will have a material adverse effect on the Company's results of operations. Based upon the current risk-based assessment rate schedule in effect since 1996, and First National Bank's current capital ratios and level of deposits, First National Bank does not anticipate a significant increase in operating expenses due to changes in the assessment rate applicable to it during 2006 from that in 2005.

General Competitive Factors

In order to compete with the financial institutions in their primary service areas, community banks such as First National Bank use to the fullest extent possible, the flexibility which is accorded by their independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. They also seek to provide special services and programs for individuals in their primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture and tools of the trade or expansion of practices or businesses. In the event there are customers whose loan demands exceed their respective lending limits, they seek to arrange for such loans on a participation basis with other financial institutions. They also assist those customers requiring services not offered by either bank to obtain such services from correspondent banks.

Banking is a business that depends on interest rate differentials. In general, the difference .between the interest rate paid by a bank to obtain their deposits and other borrowings and the interest rate received by a bank on loans extended to customers and on securities held in a bank's portfolio comprise the major portion of a bank's earnings. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The interest rate differentials of a bank, and therefore its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on First National Bank are not predictable.

Legislative and Regulatory Impact

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the Office of the Comptroller of the Currency and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The Office of the Comptroller of the Currency has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the Office of the Comptroller of the Currency to engage in an activity through a subsidiary in which First National Bank itself may not engage.

The Gramm-Leach-Bliley Act (the "Act"), eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by the Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall"). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The Act repealed Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now, among other matters, acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The Act includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a structure authorized by the Act.

Prior to the Act, significant restrictions existed on the affiliation of banks with securities firms and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The Act removed these restrictions and substantially eliminated the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies which qualify as financial holding companies can now, among other matters, insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the Act, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such an effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act was to require that federal financial institution and securities regulatory agencies prescribe regulation to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations require, in general, that financial institutions (1) may not disclose non-public information of customers to non-affiliated third parties without notice to their customers, who must have an opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Neither the Company nor First National Bank has determined whether or when it may seek to acquire and exercise new powers or activities under the Act, and the extent to which competition will change among financial institutions affected by the Act has not yet become clear.

RECENT LEGISLATION

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts. Certain surveillance provisions of the Patriot Act were scheduled to expire on December 31, 2005, but the deadline was postponed to allow time for evaluation of such provisions, and on March 9, 2006, President Bush signed legislation to reauthorize the Patriot Act, incorporating certain civil liberty protections approved by Congress.

Section 313 (a) of the Patriot Act prohibits any insured financial institution such as First National Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313 (a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319 (b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and First National Bank are not currently aware of any account relationships between the Bank and any foreign bank or other person or entity as described above under Sections 313 (a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

The Check Clearing for the 21st Century Act (commonly referred to as "Check 21") was signed into law in 2003 and became effective on October 28, 2004. The law facilitates check truncation by creating a new negotiable instrument called a "substitute check" which permits banks to truncate original checks, to process check information electronically and to deliver "substitute checks" to banks that want to continue receiving paper checks. Check 21 is intended to reduce the dependence of the check payment system on physical transportation networks (which can be disrupted by terrorist attacks of the type which occurred on September 11, 2001) and to streamline the collection and return process. The law does not require banks to accept checks in electronic form nor does it require banks to use the new authority granted by the Act to create "substitute checks." The Company and First National Bank do not currently anticipate that compliance with the Act will have a material effect upon their financial position or results of operations or cash flows.

Sarbanes-Oxley Act of 2002

President George W. Bush signed the Sarbanes-Oxley Act of 2002 (the "Act") on July 30, 2002, which addressed certain concerns regarding corporate governance and accountability. Among other matters, key provisions of the Act and rules promulgated by the Securities and Exchange Commission pursuant to the Act include the following:

Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.

Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.

Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.

Enhanced financial disclosures, including periodic reviews for the largest issuers and real time disclosure of material company information.

Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.

Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics. This disclosure obligation became effective for fiscal years ending on or after July 15, 2003. The ethics code must contain written standards that are reasonably designed to deter wrongdoing and to promote:

. Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

. Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;

- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting to an appropriate person or persons identified in the code, of violations of the code; and
- Accountability for adherence to the code.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert." The disclosure obligation became effective for fiscal years ending on or after July 15, 2003. To qualify as an "audit committee financial expert," a person must have:
- An understanding of generally accepted accounting principles and financial statements;
- The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
- Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
- An understanding of internal controls and procedures for financial reporting; and
- An understanding of audit committee functions.

A person must have acquired the above listed attributes to be deemed to qualify as an "audit committee financial expert" through any one or more of the following:

- Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
- Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
- Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
- Other relevant experience.

The disclosure obligation contains a specific safe harbor provision to clarify that the designation of a person as an "audit committee financial expert" does not cause that person to be deemed to be an "expert" for any purpose under Section 11 of the Securities Act of 1933, as amended, or impose on such person any duties, obligations or liability greater that the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors, absent such designation. Such a designation also does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

· A prohibition on insider trading during pension plan black-out periods.

· Disclosure of off-balance sheet transactions.

· A prohibition on personal loans to directors and officers.

· Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.

· Standards on professional conduct for attorneys requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, another board committee or the entire board of directors certain material violations.

· Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities reducing the filing deadline to within 2 business days of the date a transaction triggers an obligation to report.

· Accelerated filing requirements for Forms 10-K and 10-Q by public companies which qualify as "large accelerated filers" or "accelerated filers." Large accelerated filers are now required to file form 10-K within 75 days after the fiscal year-end in 2005 and within 60 days in 2006. Accelerated filers are required to file Form 10-K within 75 days after the fiscal year-end in both 2005 and 2006. Both large accelerated filers and accelerated filers must file Form 10-Q within 40 days after each fiscal quarter-end in 2005 and 2006. FNB Bancorp is not currently defined as a "large accelerated filer" or an "accelerated filer" and its deadlines to file Form 10-K and Form 10-Q remain at 90 days and 45 days after the fiscal year-end and each quarter-end, respectively, in 2005 and 2006.

· Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the Securities and Exchange Commission.

· Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act, including:

· Independence standards for members;

· Responsibility for selecting and overseeing the issuer's independent accountant;

· Responsibility for handling complaints regarding the issuer's accounting practices;

- Authority to engage advisers; and

- Funding requirements for the independent auditor and outside advisers engaged by the audit committee.

On November 4, 2003, the Securities and Exchange Commission adopted changes to the standards for the listing of issuer securities by the New York Stock Exchange and the Nasdaq Stock Market. The revised standards for listing conform to and supplement Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which the Securities and Exchange Commission adopted in April 2003 pursuant to the Act. In the future, if the Company's common stock is listed on the Nasdaq Stock Market, the Company would be required to comply with these listing standards, as revised, in addition to the rules promulgated by the Securities and Exchange Commission pursuant to the Act.

The effect of the Act upon the Company is uncertain; however, the Company will incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission and other regulatory agencies having jurisdiction over the Company. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows.

California Corporate Disclosure Act

The California Corporate Disclosure Act (the "CCD Act"), became effective January 1, 2003. The CCD Act requires publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. The CCD Act requires the Company to disclose:

- The name of the company's independent auditor and a description of services, if any, performed for the company during the previous 24 months;

- The annual compensation paid to each director and executive officer, including stock or stock options not otherwise available to other company employees;

- A description of any loans made to a director at a "preferential" loan rate during the previous 24 months, including the amount and terms of the loans;

- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;

- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and

- Whether a company violated any federal securities laws or any securities or banking provisions of California law during the previous 10 years for which the company was found liable or fined more than $10,000.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Future Legislation and Regulations

Certain legislative and regulatory proposals that could affect FNB Bancorp, First National Bank, and the banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject FNB Bancorp and First National Bank to increased regulation, disclosure and reporting requirements, competition, and costs of doing business.

In addition to legislative changes, the various Federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such regulations may have on the Company and First National Bank.

ITEM 1A. RISK FACTORS

In addition to the risks associated with the business of banking generally, as described above under Item 1 (Description of Business), the Company's business, financial condition, operating results, future prospects and stock price can be adversely impacted by certain risk factors, as set forth below, any of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

Dependence on Key Officers and Employees. We are dependent on the successful recruitment and retention of highly qualified personnel. Our ability to implement our business strategies is closely tied to the strengths of our executive officers who have extensive experience in the banking industry but who are not easily replaced. In addition, business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which First National Bank personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave First National Bank and become employed by a local competing bank, we could potentially lose business customers. In addition, we rely on our customer service staff to effectively serve the needs of our consumer customers. We actively recruit for all open positions and management believes that its relations with employees are good.

Growth strategy. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We may not be able to sustain this growth strategy without establishing new branches or new products. Therefore, we may expand in our current market by opening or acquiring branch offices or other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. We cannot assure you of our success in implementing our growth strategy without corresponding increases in our noninterest expenses.

Commercial loans. As of December 31, 2005, approximately 13.8% of our loan portfolio consisted of commercial business loans, which have a higher degree of risk than other types of loans. Commercial business loans generally involve a greater degree of risk than residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

Real Estate Values. A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2005, real estate served as the principal source of collateral with respect to approximately 85.3% of the Company's loan portfolio. A substantial decline in the economy in general, or a decline in real estate values in the Company's primary operating market areas in particular, could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

Allowance for Loan and Lease Losses. Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance, but its allowance for loan losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Company and therefore the Company's operating results. The Company's allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan and lease losses. Although we believe that the Company's allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that it will not further increase the allowance for loan and lease losses or that the regulators will not require it to increase this allowance. Either of these occurrences could materially and adversely affect the Company's earnings.

Environmental Liabilities. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigations or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we could become subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business prospects, financial condition, liquidity, results of operations and stock price could be materially and adversely affected.

Dilution of Common Stock. Shares of the Company's common stock eligible for future sale could have a dilutive effect on the market for common stock and could adversely affect the market price. The Articles of Incorporation of the Company authorize the issuance of 10,000,000 shares of common stock, of which 2,700,322 were outstanding at December 31, 2005. Pursuant to its 1997 and 2002 Stock Option Plans, at December 31, 2005, the Company had outstanding options to purchase 223,638 shares of common stock. As of December 31, 2005, 125,359 shares of common stock remained available for grants under the 2002 Stock Option Plan. Sales of substantial amounts of the Company's common stock in the public market could adversely affect the market price of common stock.

Operating Losses. The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

Business Confidence Uncertainty. The terrorist actions on September 11, 2001, and thereafter, plus military actions taken by the United States in Afghanistan, Iraq and elsewhere, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and the amounts required to be reserved for loan losses, reducing the value of collateral held as security for the Company's loans, and causing a decline in the Company's stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

FNB Bancorp does not own any real property. Since its incorporation on February 28, 2001, FNB Bancorp has conducted its operations at the administrative offices of First National Bank, located at 975 El Camino Real, South San Francisco, California 94080.

First National Bank owns the land and building at 975 El Camino Real, South San Francisco, California 94080. The premises consist of a modern, three-story building of approximately 20,000 square feet and off-street parking for employees and customers of approximately 45 vehicles. The Buri Buri Branch Office of First National Bank is located on the ground floor of this three-story building and administrative offices, including the offices of senior management, occupy the second and third floors.

First National Bank owns the land and two-story building occupied by the Daly City Branch Office (6600 Mission Street, Daly City, CA 94014); the land and two-story building occupied by the Colma Branch Office (1300 El Camino Real, Colma, CA 94014); the land and two-story building occupied by the South San Francisco Branch Office (211 Airport Boulevard, South San Francisco, CA 94080); the land and two-story building occupied by the Redwood City Branch Office (700 El Camino Real, Redwood City, CA 94063); the land and two-story building occupied by the Millbrae Branch Office (1551 El Camino Real, Millbrae, CA 94030); the land and single-story building occupied by the Half Moon Bay Branch Office (756 Main Street, Half Moon Bay, CA 94019); and the land and two-story building occupied by the Pescadero Branch Office (239 Stage Road, Pescadero, CA 94060). All properties include adequate vehicle parking for customers and employees.

First National Bank leases premises at 1450 Linda Mar Shopping Center, Pacifica, California 94044, for its Linda Mar Branch Office. This ground floor space of approximately 4,100 square feet is leased from Fifty Associates and Demartini/Linda Mar, LLC. The lease term is 10 years and expires on September 1, 2009.

First National Bank leases premises at 210 Eureka Square, Pacifica, California 94044, for its Eureka Square Branch Office. This ground floor space of approximately 3,000 square feet is leased from Joseph A. Sorci and Eldiva Sorci. The lease term is for 5 years, commencing January 1, 1995, with two 5-year options to extend the lease term, the second of which has been exercised and expires on December 31, 2009.

The Flower Mart facility located at 640 Brannan Street, Suite 102, San Francisco, California, 94107 was discontinued during 2005, and is now replaced by two full-service branches, the Financial District Office at 65 Post Street, San Francisco, and the Portola Office, at 699 Portola Drive, San Francisco.

First National Bank leases premises at 65 Post Street, San Francisco, CA 94104, for its Financial District Office. The current lease term expires April 30, 2008, with two 5-year options to extend the lease. The location consists of approximately 2,826 square feet of street level, 1,322 square feet of basement, and 1,077 square feet of mezzanine space.

First National Bank leases premises at 6599 Portola Drive, San Francisco, CA 94127, for its Portola Office. The current lease expires June 30, 2009, and has a remaining 5-year option to extend the lease. The location consists of approximately 1,325 square feet of street level space.

First National Bank leases premises at 150 East Third Avenue, San Mateo, CA 94401, for its San Mateo Branch Office. The lease term is for 5 years, which will expire July 31, 2008. The location consists of approximately 4,000 square feet of ground floor usable commercial space.

The foregoing summary descriptions of leased premises are qualified in their entirety by reference to the full text of the lease agreements listed as exhibits to this report.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings adverse to the Company or First National Bank to which any director, officer, affiliate of the Company, or 5% shareholder of the Company, or any associate of any such director, officer, affiliate or 5% shareholder of the Company are a party, and none of the foregoing persons has a material interest adverse to the Company or First National Bank.

From time to time, the Company and/or First National Bank is a party to claims and legal proceedings arising in the ordinary course of business. The Company's management is not aware of any material pending legal proceedings to which either it or First National Bank may be a party or has recently been a party, which will have a material adverse effect on the financial condition or results of operations of the Company and First National Bank, taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Since March 18, 2002, the common stock of the Company has been quoted on the OTC Bulletin Board under the trading symbol, "FNBG.OB." There has been limited trading in the shares of common stock of the Company. On February 15, 2006, the Company had approximately 400 shareholders of common stock of record.

The following table summarizes sales of the common stock of FNB Bancorp during the periods indicated of which management of the Bank has knowledge, including the approximate high and low bid prices during such periods and the per share cash dividends declared for the periods indicated. All information has been adjusted to reflect 5% stock dividends effected on December 15, 2004 and on December 16, 2005. The prices indicated below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Bid Price of FNB Bancorp Common Stock		Cash Dividends	
	High	Low	Declared (1)	
2004				
First Quarter	$33.6054	$27.3650	$0.12	
Second Quarter	$29.8412	$28.1179	0.12	
Third Quarter	30.4309	29.0250	0.12	
Fourth Quarter	34.7619	31.9524	0.12	
			0.12	Special Dividend
2005				
First Quarter	$35.2381	$31.9048	$0.15	
Second Quarter	31.9048	28.0952	0.15	
Third Quarter	30.2381	28.9524	0.15	
Fourth Quarter	33.2500	30.7500	0.15	

(1) See Item 1, "Limitations on Dividends," above, for a description of the limitations applicable to the payment of dividends by FNB Bancorp.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents a summary of selected financial information that should be read in conjunction with the Company's financial statements and notes thereto included under Item 8 – "FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA."

Dollars in thousands, except per share amounts and ratios	2005	2004	2003	2002	2001
STATEMENT OF INCOME DATA					
Total interest income	$ 30,732	$ 24,046	$ 22,867	$ 26,159	$ 30,844
Total interest expense	5,533	2,533	2,658	4,288	7,935
Net interest income	25,199	21,513	20,209	21,871	22,909
Provision for loan losses	600	480	780	150	300
Net interest income after provision for loan losses	24,599	21,033	19,429	21,721	22,609
Total non interest income	3,841	3,787	4,026	3,308	3,007
Total non interest expenses	20,283	18,555	17,918	18,705	17,911
Earnings before taxes	8,157	6,265	5,537	6,324	7,705
Income tax expense	2,429	1,577	1,396	1,510	2,468
Net earnings	$ 5,728	$ 4,688	$ 4,141	$ 4,814	$ 5,237
PER SHARE DATA – see note					
Net earnings per share:					
Basic	$ 2.12	$ 1.71	$ 1.48	$ 1.71	$ 1.87
Diluted	$ 2.08	$ 1.67	$ 1.47	$ 1.71	$ 1.86
Cash dividends per share	$ 0.60	$ 0.60	$ 0.60	$ 1.00	$ 1.23
Weighted average shares outstanding:					
Basic	2,699,000	2,748,000	2,797,000	2,808,000	2,806,000
Diluted	2,758,000	2,799,000	2,824,000	2,817,000	2,812,000
Shares outstanding at period end	2,700,322	2,586,269	2,518,559	2,437,043	2,318,849
Book value per share	$ 20.46	$ 20.35	$ 20.64	$ 21.01	$ 20.06
BALANCE SHEET DATA					
Investment securities	113,463	102,823	63,692	75,963	65,311
Net loans	380,051	340,906	312,929	284,889	288,067
Allowance for loan losses	4,547	3,334	3,284	3,396	3,543
Total assets	569,141	490,054	429,448	401,834	397,388
Total deposits	507,544	413,253	374,214	347,406	344,079
Shareholders' equity	55,243	52,629	51,987	31,203	46,523
SELECTED PERFORMANCE DATA					
Return on average assets	1.08%	1.02%	1.00%	1.17%	1.30%
Return on average equity	10.75%	8.94%	8.00%	9.87%	11.43%
Net interest margin	5.27%	5.14%	5.33%	5.83%	6.34%
Average loans as a percentage of average deposits	77.80%	79.98%	82.93%	80.79%	77.67%
Average total stockholder's equity as a percentage of average total assets	10.06%	11.37%	12.49%	11.86%	11.41%
Dividend payout ratio	26.92%	32.54%	35.63%	29.35%	43.38%
SELECTED ASSET QUALITY RATIOS					
Net loan charge-offs to average loans	0.02%	0.13%	0.30%	0.10%	0.03%
Allowance for loan losses/Total Loans	1.18%	0.97%	1.04%	1.18%	1.21%
CAPITAL RATIOS					
Tier 1 risk-based	10.67%	12.69%	13.29%	13.92%	12.98%
Total risk-based	11.59%	13.50%	14.15%	14.87%	13.98%
Leverage	9.50%	10.72%	12.06%	12.16%	11.41%

Note: per share data has been adjusted for stock dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FNB BANCORP AND SUBSIDIARY

Forward-Looking Statements: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflict in Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors set forth under "Item 1A – Risk Factors" in this report and other cautionary statements and information set forth in this report should be read carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiary.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies And Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to its loans and allowance for loan losses. The Company bases its estimates on current market conditions, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policy requires significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses is periodically evaluated for adequacy by management. Factors considered include the Company's loan loss experience, known and inherent risks in the portfolio, current economic conditions, known adverse situations that may affect the borrower's ability to repay, regulatory policies, and the estimated value of underlying collateral. The evaluation of the adequacy of the allowance is based on the above factors along with prevailing and anticipated economic conditions that may impact borrowers' ability to repay loans. Determination of the allowance is in part objective and in part a subjective judgment by management given the information it currently has in its possession. Adverse changes in any of these factors or the discovery of new adverse information could result in higher charge-offs and loan loss provisions.

Recent Accounting Changes

On December 12, 2003, AICPA issued Statement of Position 03-3 which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer, including such loans acquired in purchase business combinations. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company is prospectively adopting SOP 03-03 effective for loans acquired beginning January 1, 2005.

In December 2004, FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires the Company to measure the cost of employee services received in exchange for an award of equity instruments using a fair-value method, and record such expense in its financial statements, for annual reporting periods beginning after June 15, 2005. The revised Statement eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement 123, as originally issued. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. This accounting change is not expected to have a material effect on the consolidated financial statements.

Earnings Analysis

Net earnings in 2005 were $5,728,000, a 22.2% increase from 2004 earnings of $4,688,000. Earnings for the year 2004 increased $547,000 or 13.2% from year 2003 earnings of $4,141,000. The principal source of earnings is interest income on loans. In the year 2003, the prime lending rate started at 4.25%, and ended at 4.00%. In 2004, the rate rose from 4.00% to 5.25%. The year 2005 started at 5.25%, and rose eight times, ending at 7.25%.

Basic earnings per share were $2.12 in 2005; $1.71 in 2004 and $1.48 in 2003. Diluted earnings per share were $2.08 in 2005; $1.67 in 2004; and $1.47 in 2003.

Net interest income for 2005 was $25,199,000, an increase of $3,686,000 or 17.1% from 2004. Net interest income was $21,513,000 in 2004, an increase of $1,304,000 or 6.5% from 2003. Interest income was $30,732,000 in 2005, an increase of $6,686,000 or 27.8% over 2004. Interest income was $24,046,000 in 2004, an increase of $1,179,000, or 5.2% over 2003. Average interest earning assets in 2005 were $477,833,000, an increase of $59,510,000 or 14.2% from 2004. In 2004, they were $418,323,000, an increase of $39,054,000, or 10.3% over 2003. The yield on interest earning assets increased 68 basis points in 2005 compared to 2004. The yield on interest earning assets declined 28 basis points in 2004 compared to 2003. The principal earning assets were loans, and their average increased $43,822,000 in 2005 versus 2004, while their yield increased 72 basis points. Average loans were $319,577,000 in 2004, an increase of $23,250,000 over 2003, while their yield declined 11 basis points.

Interest expense for 2005 was $5,533,000 and $2,533,000 in 2004, an increase of $3,000,000 or 118.4%. Interest expense was $2,533,000 in 2004, a decrease of $125,000 compared to 2003, or 4.7%. Average interest bearing liabilities were $353,857,000 in 2005, and $295,062,000 in 2004, an increase of $58,795,000 or 19.9%. They were $295,062,000 in 2004, and $264,905,000 in 2003, an increase of $30,157,000 or 11.4%. The cost of these liabilities increased 70 basis points in 2005 compared to 2004, and declined 14 basis points in 2004 compared to 2003. The principal cost was in time deposits, which increased 97 basis points in 2005 compared to 2004, but decreased 38 basis points in 2004 compared to 2003.

Net Interest Income

Net interest income is the difference between interest yield generated by earning assets and the interest expense associated with the funding of those assets. Net interest income is affected by the interest rate earned or paid and by volume changes in loans, investment securities, deposits and borrowed funds.

TABLE 1

Net Interest Income and Average Balances (In thousands) Year ended December 31

	2005			2004			2003		
	Average Balance	Interest Income (Expense)	Average Yield (Cost)	Average Balance	Interest Income (Expense)	Average Yield (Cost)	Average Balance	Interest Income (Expense)	Average Yield (Cost)
INTEREST EARNING ASSETS									
Loans, gross	$363,399	$26,754	7.36%	$319,577	$21,226	6.64%	$296,327	$19,990	6.75%
Taxable Securities	60,408	2,173	3.60%	48,536	1,418	2.92%	40,221	1,446	3.60%
Nontaxable Securities	44,628	1,512	3.39%	36,293	1,250	3.44%	36,012	1,358	3.77%
Federal funds sold	9,398	293	3.12%	13,917	152	1.09%	6,709	73	1.09%
Total interest earning assets	$477,833	$30,732	6.43%	$418,323	$24,046	5.75%	$379,269	$22,867	6.03%
NONINTEREST EARNING ASSETS									
Cash and due from banks	$19,758			$ 19,106			$ 18,069		
Premises and equipment	11,896			13,320			10,916		
Other assets	20,254			10,342			6,155		
Total noninterest earning assets	$51,908			$ 42,768			$ 35,140		
TOTAL ASSETS	$529,741			$461,091			$414,409		
INTEREST BEARING LIABILITIES									
Deposits:									
Demand, interest bearing	$ 57,478	($168)	(0.29%)	$ 56,561	($ 113)	(0.20%)	$ 51,981	($105)	(0.20%)
Money Market	110,488	(1,888)	(1.71%)	86,598	(757)	(0.87%)	66,189	(571)	(0.86%)
Savings	58,820	(181)	(0.31%)	60,040	(161)	(0.27%)	56,281	(183)	(0.33%)
Time deposits	124,004	(3,203)	(2.58%)	88,627	(1,429)	(1.61%)	90,280	(1,797)	(1.99%)
Fed funds purchased and other borrowings	3,067	(93)	(3.03%)	3,236	(73)	(2.26%)	174	(2)	(1.15%)
Total interest bearing liabilities	$353,857	($5,533)	(1.56%)	$295,062	($ 2,533)	(0.86%)	$264,905	($2,658)	(1.00%)
NONINTEREST BEARING LIABILITIES:									
Demand deposits	116,331			107,758			92,609		
Other liabilities	6,284			5,833			5,148		
Total noninterest bearing liabilities	$122,615			$113,591			$ 97,757		
Total liabilities	$476,472			$408,653			$362,662		
Stockholders' equity	$ 53,269			$ 52,438			$ 51,747		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$529,741			$461,091			$414,409		
NET INTEREST INCOME AND MARGIN ON TOTAL EARNING ASSETS		$25,199	5.27%		$21,513	5.14%		$20,209	5.33%

Interest income is reflected on an actual basis, not on a fully taxable equivalent basis. Yields on gross loans were not adjusted for nonaccrual loans, as these were considered not material for this calculation.

The following table analyzes the dollar amount of change in interest income and expense and the changes in dollar amounts attributable to (a) changes in volume (changes in volume at the current year rate), (b) changes in rate (changes in rate times the prior year's volume) and (c) changes in rate/volume (changes in rate times changes in volume). In this table, the dollar change in rate/volume is prorated to volume and rate proportionately.

TABLE 2

Rate/Volume Variance Analysis
(In thousands)

	Year Ended December 31					
	2005 Compared to 2004 Increase (decrease)			2004 Compared to 2003 Increase (decrease)		
	Interest Income/ Expense Variance	Variance Attributable To		Interest Income/ Expense Variance	Variance Attributable To	
		Rate	Volume		Rate	Volume
INTEREST EARNING ASSETS:						
Loans	$5,528	$2,302	$3,226	$1,236	($308)	$1,544
Taxable Securities	755	408	347	(28)	(327)	299
Nontaxable Securities	262	(25)	287	(108)	(119)	11
Federal Funds sold	141	282	(141)	79	–	79
Total	$6,686	$2,967	$3,719	$1,179	($754)	$1,933
INTEREST BEARING LIABILITIES:						
Demand deposits	$55	$53	$2	$8	($1)	($9)
Money market	1,131	723	408	186	8	178
Savings deposits	20	24	(4)	(22)	(32)	10
Time deposits	1,774	1,204	570	(368)	(335)	(33)
Federal funds purchased and other borrowings	20	25	(5)	71	2	69
Total	$3,000	$2,029	$971	($125)	($358)	$233
NET INTEREST INCOME	$3,686	$938	$2,748	$1,304	($396)	$1,700

In 2005, net interest income represented 86.77% of net revenue (net interest income plus non-interest income), compared to 85.28% in 2004 and 75.16% in 2003. The net interest margin on average earning assets was 5.27% in 2005 compared to 5.14% in 2004 and 5.33% in 2003. The average rate earned on interest earning assets was 6.43% in 2005, up from 5.75% in 2004, and 6.03% in 2003. The average cost for interest-bearing liabilities was 1.56% in 2005, compared to 0.86% in 2004 and 1.00% in 2003. The net effect of the above changes resulted in a 13 basis point increase in net interest margin for 2005.

As mentioned before under the heading "Earnings Analysis", there were declines in the prime lending rate during 2003, finally followed by increases in 2004 and 2005, as a result of action by the Federal Open Market Committee of the Federal Reserve, which affected interest-bearing assets and interest-bearing liabilities.

Yield on average loans was 7.36% in 2005, increasing from 6.64% in 2004 and 6.75% in 2003. Interest on average taxable securities was 3.60% in 2005, increasing from 2.92% in 2004, but the same as 3.60% in 2003. Interest on average nontaxable securities was 3.39% in 2005, decreasing from 3.44% in 2004 and 3.77% in 2003. Interest on average federal funds sold was 3.12% in 2005, an increase from 1.09% in 2004 and 2003. Interest on average total interest earning assets was 6.43% in 2005, 5.75% in 2004 and 6.03% in 2003. On the expense side, interest on average interest bearing demand deposits was 0.29% in 2005, an increase from 0.20% in 2004 and 2003 . Interest on average money market accounts was 1.71% in 2005, increasing from 0.87% in 2004, and 0.86% in 2003. Interest on average savings accounts was 0.31% in 2005, an increase from 0.27% in 2004, but decreasing from 0.33% in 2003. Interest on average time deposits was 2.58% in 2005, an increase from 1.61% in 2004 and 1.99% in 2003. Interest on average federal funds purchased and other borrowings was 3.03% in 2005, an increase from 2.26% in 2004 and 1.15% in 2003. Interest on average total interest bearing liabilities was 1.56% in 2005, an increase from 0.86% in 2004 and 1.00% in 2003.

Allowance For Loan Losses

The Bank has the responsibility of assessing the overall risks in its loan portfolio, assessing the specific loss expectancy, and determining the adequacy of the loan loss reserve. The level of reserves is determined by internally generating credit quality ratings, reviewing economic conditions in the Bank's market area, and considering the Bank's historical loan loss experience. The Bank is committed to maintaining adequate reserves, identifying credit weaknesses by consistent review of loans, and maintaining the ratings and changing those ratings in a timely manner as circumstances change.

Real estate loans outstanding increased by $47,380,000 in 2005 compared to 2004. They increased by $40,845,000 in 2004 compared to 2003. The proportion of the Allowance for Loan Losses attributable to real estate loans was $3,373,000 in 2005 compared to $1,589,000 in 2004 and $1,428,000 in 2003. As a percentage of total loans, the amount allocated to these loans was 78.5% in 2005,73.9% in 2004, and 67.5% in 2003.

The allowance for loan losses totaled $4,547,000, $3,334,000 and $3,284,000 at December 31, 2005, 2004 and 2003, respectively. This represented 1.18%, 0.97% and 1.04% of outstanding loans on those respective dates. The balances reflect an amount that, in management's judgment, is adequate to provide for probable loan losses based on the considerations listed above. During 2005, the provision for loan losses was $600,000, while write-offs were $110,000. In 2004, the provision for loan losses was $480,000, while write-offs totaled $431,000. In 2003, the provision was $780,000, and total write-offs were $896,000.

TABLE 3

Allocation of the Allowance for Loan Losses
(In thousands)

	2005 Amount	2005 Percent in each category to total Loans	2004 Amount	2004 Percent in each category to total Loans	2003 Amount	2003 Percent in each category to total Loans	2002 Amount	2002 Percent in each Category to total Loans	2001 Amount	2001 Percent In each category To total Loans
Real Estate	$3,373	78.5%	$1,589	73.9%	$1,428	67.5%	$2,008	72.9%	$1,912	74.1%
Construction	365	6.8%	618	8.4%	1,087	15.3%	989	11.4%	504	11.6%
Commercial	611	13.8%	340	17.0%	158	16.4%	221	14.7%	387	13.4%
Consumer	25	0.9%	19	0.7%	22	0.8%	43	1.0%	226	0.9%
Unfunded commitments	173	–	201	–	129	–	135	–	514	–
Unallocated	–	–	567	–	460	–	–	–	–	–
Total	$4,547	100.0%	$3,334	100.0%	$3,284	100.0%	$3,396	100.0%	$3,543	100.0%

Table 4 summarizes transactions in the allowance for loan losses and details the charge-offs, recoveries and net loan losses by loan category for each of the last five fiscal years ended December 31, 2005. The amount added to the provision and charged to operating expenses for each period is based on the risk profile of the loan portfolio.

Charge-offs between 2001 and 2002 were very low. However, there were partial charge-offs for two loans secured by office buildings for $200,000 and $539,000 respectively in 2003, which, when taken into consideration in the evaluation of the adequacy of the allowance for loan losses, resulted in an increase in the provision for probable loan losses to $780,000 in 2003.

TABLE 4

Allowance for Loan Losses
Historical Analysis
(In thousands)

	For the year ended December 31				
	2005	2004	2003	2002	2001
Balance at Beginning of Period	$3,334	$3,284	$3,396	$3,543	$3,332
Provision for Loan Losses	600	480	780	150	300
Charge-offs:					
Real Estate	(70)	(383)	(739)	(59)	-
Commercial	(34)	(31)	(110)	(216)	(22)
Consumer	(6)	(17)	(47)	(30)	(72)
Total	(110)	(431)	(896)	(305)	(94)
Recoveries:					
Commercial	22	–	2	2	–
Consumer	1	1	2	6	5
Total	23	1	4	8	5
Net charge-offs	(87)	(430)	(892)	(297)	(89)
Allowance acquired in business combination	700				
Balance at End of Period	$4,547	$3,334	$3,284	$3,396	$3,543
Percentages					
Allowance for Loan Losses/Total Loans	1.18%	0.97%	1.04%	1.18%	1.21%
Net charge-offs/Real Estate Loans	0.27%	1.32%	1.52%	0.18%	–
Net charge-offs//Commercial Loans	0.02%	0.05%	0.21%	0.50%	0.06%
Net charge-offs/Consumer Loans	0.15%	0.62%	1.76%	0.81%	2.58%
Net charge-offs/Total Loans	0.02%	0.12%	0.28%	0.10%	0.03%
Allowance for Loan Losses/Non-performing Loans	26,747.06%	119.16%	36.15%	157.15%	180.86%

Non-performing Assets

Non-performing assets consist of nonaccrual loans, foreclosed assets, and loans that are 90 days or more past due but are still accruing interest. The accrual of interest on non-accrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. For the year ended December 31, 2005, had non-accrual loans performed as agreed, approximately $2,000 in interest would have been accrued.

At December 31, 2005, nonaccrual loans totaled only $17,000. At December 31, 2004, nonaccrual loans totaled $2,798,000, of which a loan secured by an office building located in the Silicon Valley community of Mountain View, represented $2,679,000. During 2005, this loan was foreclosed and is currently classified as Other Real Estate Owned, with a balance of $2,600,000.

Table 5 provides a summary of contractually past due loans for the most recent five years. Nonperforming loans were less than 0.01% of total loans at December 31, 2005, compared to 0.8% of total loans at the end of 2004. Nonperforming loans were 2.9% of total loans at the end of 2003. Management believes the current list of past due loans are collectible and does not anticipate significant losses. There were no foreclosed assets as of the periods indicated.

TABLE 5

	Analysis of Nonperforming Assets (In thousands)				
	Year ended December 31,				
	2005	2004	2003	2002	2001
Accruing loans 90 days or more	$ –	$ –	$ –	$ –	$ –
Nonaccrual loans	17	2,798	9,085	2,161	1,959
Total	$ 17	$2,798	$9,085	$2,161	$1,959

There was no commitment to lend additional funds to any customer whose loan was classified nonperforming at December 31, 2005, 2004 and 2003.

Noninterest Income

The following table sets forth the principal components of noninterest income:

TABLE 6

	Noninterest Income (Dollars in thousands)		
	Years Ended December 31,		
	2005	2004	2003
Service charges	$2,305	$2,500	$2,662
Credit card fees	856	886	946
Gain (loss) on write-down and sales of investment securities	(101)	(31)	165
Other income	781	432	248
Total noninterest income	$3,841	$3,787	$4,021

Noninterest income for the year ended December 31, 2005 was $3,841,000 compared to $3,787,000 for 2004 and $4,021,000 for 2003. Service charges and credit card fees represented the major portion of noninterest income. In October of 2002, service charges per incident, in general, were increased, including charges for insufficient funds. Since the increase, fewer waivers have been allowed. The increase in these charges discouraged those customers in the habit of using insufficient funds, and other service charge originating activities also declined. In 2005 and 2004, the Bank recognized impairment charges of $116,000 and $27,000, respectively, representing the other than temporary impaired value of one security investment. The principal source of Other Income was Tax Free Income on Officers' Life Insurance, which was $310,000, $269,000 and $148,000 in the years 2005, 2004 and 2003, which reflected an increased investment in this insurance.

Noninterest Expenses

The following table sets forth the various components of noninterest expense:

TABLE 7

Noninterest Expenses
(Dollars in thousands)

	Years Ended December 31,		
	2005	2004	2003
Salaries and employee benefits	$11,344	$10,521	$10,576
Occupancy expense	1,444	1,288	1,240
Equipment expense	1,624	1,662	1,582
Advertising expense	710	472	218
Data processing expense	416	344	394
Professional fees	952	1,086	914
Director expense	180	180	152
Surety insurance	555	479	493
Telephone, postage, supplies	939	1,103	898
Bankcard expenses	802	803	818
Other	1,317	617	633
Total noninterest expense	$20,283	$18,555	$17,918

Noninterest expenses for the year ended December 31, 2005 were $20,283,000, an increase of $1,728,000 or 9.3% compared to 2004. For 2004, they were $18,555,000, an increase of $637,000 or 3.6% over 2003. In 2005, Salaries and employee benefits were $11,344,000 in 2005 compared to $10,521,000 in 2004. The principal single item causing the increase was related to the acquisition of two branches in San Francisco, which represented $318,000, and the remainder was related to merit increases and promotional rewards. 2004 compared to 2003 showed no significant change. Occupancy expense increased by $156,000 in 2005 over 2004. The addition of the two former Sequoia branches accounted for $210,000, with some reductions, including the discontinuation of the Flower Mart facility in San Francisco. Advertising expense continued to increase from $218,000 in 2003 to $710,000. In 2005, newspaper and community advertising represented $280,000; in 2004 $103,000, and in 2003 it was $30,000. Contributions, public relations/fund raising, marketing materials and giveaway items were $381,000 in 2005; $291,000 in 2004, and $112,000 in 2003. All other expense was $1,317,000 in 2005, $617,000 in 2004 and $633,000 in 2003. Of the $700,000 increase in other expense during 2005, $339,000 was from acquisition related expense; $106,000 deposit intangible amortization; $61,000 in Other Real Estate Owned expense; and an impairment write-down of an equity security for $75,000. The remainder is in numerous smaller accounts. 2004 and 2003 did not change materially year over year.

Balance Sheet Analysis

Total assets of the Company were $569,141,000 at December 31, 2005, an increase of 16.1% over 2004. Total assets were $490,054,000 at December 31, 2004, an increase of 14.1% over 2003. Assets averaged $529.7 million in 2005, compared to $461.1 million in 2004 and $414.4 million in 2003. Average earning assets increased from $379.3 million in 2003 to $418.3 million in 2004 and $477.8 million in 2005. Average earning assets represented 91.5% of total average assets in 2003, 90.7% in 2004, and 90.2% in 2005. Interest-bearing liabilities averaged $264.9 million in 2003, $295.1 million in 2004, and $353.9 million in 2005.

Loans

The loan portfolio is the principal earning asset of the Bank. Loans outstanding at December 31, 2005 increased by $40.4 million or 11.7% compared to December 31, 2004, while loans outstanding December 31, 2004 increased by $28.0 million or 8.9% compared to December 31, 2003.

Real Estate loans increased by $47.4 million or 18.5% in 2005 compared to 2004, and Real Estate loans increased by $40.8 million or 19.0% in 2004 compared to 2003. Construction loans decreased by $2.8 million or 9.5% in 2005 compared to 2004, and decreased by $19.6 million or 40.3% in 2004 compared to 2003. Commercial loans decreased by $5.8 million or 9.8% in 2005 compared to 2004, and increased by $6.6 million or 12.6% in 2004 compared to 2003. Consumer loans represent a nominal portion of total loans. They increased $0.8 million or 32.1% in 2005 compared to 2004, and increased by $0.04 million or 1.5% in 2004 compared to 2003.

Table 8 presents a detailed analysis of loans outstanding at December 31, 2001 through December 31, 2005.

TABLE 8 Loan Portfolio (in thousands)

	December 31,				
	2005	2004	2003	2002	2001
Real Estate loans	$302,813	$255,433	$214,588	$211,473	$217,650
Construction loans	26,243	28,997	48,610	32,947	34,016
Commercial loans	53,070	58,849	52,248	42,549	39,195
Consumer loans	3,420	2,589	2,551	2,956	2,600
Sub total	385,546	345,868	317,997	289,925	293,461
Net deferred loan fees	(948)	(1,628)	(1,784)	(1,640)	(1,851)
Total	$384,598	$344,240	$316,213	$288,285	$291,610

The following table shows the Bank's loan maturities and sensitivities to changes in interest rates as of December 31, 2005.

	Maturing Within One Year	Maturing After One But Within Five Years	Maturing After Five Years	Total
Real Estate loans	$246,114	$23,888	$32,811	$302,813
Construction loans	21,329	2,070	2,844	26,243
Commercial loans	43,133	4,187	5,750	53,070
Consumer loans	2,780	270	370	3,420
Sub total	313,356	30,415	41,775	385,546
Net deferred loan fees	(770)	(75)	(103)	(948)
Total	$312,586	$30,340	$41,672	$384,598
With predetermined interest rates	$ 59,070	$5,733	$7,875	$ 72,678
With floating interest rates	$253,516	$24,607	$33,797	$311,920
Total	$312,586	$30,340	$41,672	$384,598

Investment Portfolio

Investments at December 31, 2005 were $113,463,000, an increase of $10,640,000 or 10.3% over 2004. Investments at December 31, 2004 were $102,823,000, an increase of $39,131,000 or 61.4% over 2003. The increase in investments in 2005 was funded by increases in total deposits.

Available funds are first used for Loans, then Investments, and the remainder is sold as Federal Funds. The primary source of funds is the deposit base. If more funds are needed, the Investment Portfolio maturity may be used, as well as sales and calls, which accounts for the volume variances in Investments. The Bank's investment portfolio is concentrated in U. S. Government Agencies and in obligations of States and their political subdivisions. The Bank believes this provides for an appropriate liquidity level.

The following table sets forth the maturity distribution and interest rate sensitivity of investment securities at December 31, 2005:

	Due In One Year Or Less	Yield	After One Year Through Five Years	Yield	After Five Years Through Ten Years	Yield	Due After Ten Years	Yield	Fair Value	Maturity In Years	Average Yield
					(Dollars in thousands)						
U. S. Government Agencies	$29,641	4.42%	$18,719	4.02%	$ –	–	$1,766	5.49%	$50,126	2.55	4.30%
States & Political Subdivisions	7,422	2.94%	23,403	3.51%	24,423	3.63%	780	3.76%	56,028	4.52	3.49%
Corporate Debt	4,853	3.64%	1,011	2.96%	–	–	–	–	5,864	0.82	3.52%
Other Securities	–	–	–	–	1,445	7.66%	–	–	1,445	9.83	7.66%
Total	$41,916	4.07%	$43,133	3.72%	$25,868	3.85%	$2,546	4.94%	$113,463	3.52	3.91%

The following table shows the securities portfolio mix at December 31, 2005, 2004 and 2003.

	Years Ended December 31, 2005 Amortized Cost	2005 Fair Value	2004 Amortized Cost	2004 Fair Value	2003 Amortized Cost	2003 Fair Value
			(Dollars in thousands)			
U. S. Government Agencies	$ 50,571	50,126	54,779	54,697	23,688	23,855
States & Political Subdivisions	56,208	56,028	41,446	42,515	32,340	33,908
Corporate Debt	5,918	5,864	3,977	3,950	4,003	4,031
Other Securities	1,445	1,445	1,661	1,661	1,897	1,898
Total	$ 114,142	113,463	101,863	102,823	61,928	63,692

Deposits

The increase in earning assets in 2005 was funded by the increase in the deposit base. During 2005, average deposits were $467,121,000, an increase of $67,537,000 or 16.9% over 2004. In 2004, average deposits were $399,584,000 an increase of $42,244,000 or 11.8% over 2003.. In 2005, average interest-bearing deposits were $350,790,000, an increase of $58,964,000 or 20.2% over 2004. In 2004, average interest-bearing deposits were $291,826,000, an increase of $27,095,000 or 10.2% compared to 2003.

The series of declines in the prime rate during 2003 without any increases in the same period resulted in decreased costs of all types of interest-bearing deposits in that period. The prime lending rate rose from 4% at the beginning of 2004 to 7.25% at the end of 2005. Time deposits lagged the prime rate changes because their rates changed only as certificates matured or new certificates were issued. Thus, interest-bearing demand costs averaged 0.3% in 2005, and 0.2% in 2004 and 2003. Money market deposit costs averaged 1.7% in 2005, and 0.9% in 2004 and 2003. Savings rates averaged 0.3% in 2005, 2004 and 2003. Finally, average interest on time certificates of deposit of $100,000 or more was 2.7% in 2005, 1.5% in 2004 and 1.7% in 2003. On certificates under $100,000, average rates were 2.5% in 2005, 1.7% in 2004 and 2.2% in 2003.

The following table summarizes the distribution of average deposits and the average rates paid for them in the periods indicated:

Average Deposits and Average Rates paid for the period ending December 31,

	2005			2004			2003		
(in thousands)	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits
Deposits:									
Interest-bearing demand	$57,478	0.3%	12.3%	$56,561	0.2%	14.1%	$51,981	0.2%	14.6%
Money market	110,488	1.7%	23.7	86,598	0.9%	21.7	66,189	0.9%	18.5
Savings	58,820	0.3%	12.6	60,040	0.3%	15.0	56,281	0..3%	15.7
Time deposits $100,000 or more	59,447	2.7%	12.7	38,764	1.5%	9.7	38,593	1.7%	10.8
Time deposits under $100,000	64,557	2.5%	13.8	49,863	1.7%	12.5	51,687	2.2%	14.5
Total interest bearing deposits	$350,790	1.6%	75.1	$291,826	0.8%	73.0	264,731	1.6%	74.1
Demand deposits	116,331	0.0%	24.9	107,758	0.0%	27.0	92,609	0.0%	25.9
Total deposits	$467,121	1.2%	100.0%	$399,584	0.6%	100.0%	$357,340	1.2%	100.0%

The following table indicates the maturity schedule of time deposits of $100,000 or more:

Analysis of Time Deposits of $100,000 or more at December 31, 2005
(in thousands)

Total Deposits $100,000 or More	Three Months Or Less	Over Three To Six Months	Over Six To Twelve Months	Over Twelve Months
$77,572	$28,506	$27,375	$14,871	$6,820

Capital

At December 31, 2005, shareholders' equity of the Company was $55,243,000, an increase of $2,614,000 or 5.0%; at December 31, 2004 shareholders' equity was $52,629,000, an increase of $642,000 or 1.2% over 2003. The increases were primarily attributable to retention of net income after payment of cash dividends of $1,542,000 in 2005, $1,526,000 in 2004, and $1,475,000 in 2003.

In 1989, the Federal Deposit Insurance Corporation (FDIC) established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Company's Tier 1 capital consists of common shareholders' equity, though other instruments such as certain types of preferred stock can also be included in Tier 1 capital. Tier 2 capital consists of eligible reserves for possible loan losses and qualifying subordinated notes and debentures. Total capital is the sum of Tier 1 plus Tier 2 capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance sheet assets and off-balance sheet obligations.

At year-end 1990, the FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3.0% for the highest rated banks and ratios of 100 to 200 basis points higher for most banks. Furthermore, in 1993, the FDIC began assessing risk-based deposit insurance assessments based on financial institutions' capital resources and "management strength", as mandated by the FDIC Improvement Act of 1991. To qualify for the lowest insurance premiums as indicated in the following table, "well-capitalized" financial institutions must maintain risk-based Tier 1 and total capital ratios of at least 6.0% and 10.0% respectively. "Well-capitalized financial institutions must also maintain a leverage ratio equal to or exceeding 5.0%.

The following table shows the risk-based capital ratios and the leverage ratios at December 31, 2005, 2004 and 2003 for the Bank.

Risk-Based Capital Ratios	2005	2004	2003		Minimum "Well Capitalized" Requirements
Tier 1 Capital	10.64%	12.69%	13.29%	≥	6.00%
Total Capital	11.56%	13.50%	14.15%	≥	10.00%
Leverage Ratios	9.47%	10.71%	12.06%	≥	5.00%

Liquidity

The Company's primary source of liquidity on a stand-alone basis is dividends from the Bank. The payment of dividends by the Bank is subject to regulatory restrictions. Liquidity is a measure of the Company's ability to convert assets into cash with minimum loss. Liquidity consists of cash and due from other banks accounts, including time deposits, Federal Funds sold, and Securities Available-for-Sale . The Company's policy is to maintain a liquidity ratio of 20% or greater of total assets. As of December 31, 2005, the Company's primary liquidity was 26.14% compared to 24.47% in 2004 and 21.97% in 2003. The ratio increased due to increases in Total Liquid Assets, which were $148,761,000 in 2005, $119,907,000 in 2004 and $94,336,000 in 2003. The objective of liquidity management is to ensure that the Company has funds available to meet all present and future financial obligations and to take advantage of business opportunities as they occur. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extension of loans or other forms of credit, payment of operating expenses and payments of dividends.

Core deposits, which consist of all deposits other than time deposits, have provided the Company with a sizable source of relatively stable low-cost funds. The Company's average core deposits funded 64.8% of average total assets of $529,741,000 for the year ended December 31, 2005; funded 67.4% of average total assets of $461,091,000 for the year ended December 31, 2004, and funded 64.4% of average total assets of $414,409,000 for the year ended December 31, 2003.

As of December 31, 2005, the Company had contractual obligations and other commercial commitments totaling approximately $99,204,000. The following table sets forth the Company's contractual obligations and other commercial commitments as of December 31, 2005. These obligations and commitments will be funded primarily by loan repayments and the Company's liquidity sources, such as cash and due from other banks, federal funds sold, securities available for sale, as well as time deposits.

(In thousands)		Payments Due by Period			
Contractual Obligations	Total	1 year or less	Over 1 to 3 years	Over 3 to 5 years	Over 5 years
Operating Leases	$1,503	$491	$849	$163	$ —
Time deposits	140,833	120,412	20,141		
Other Long-Term Obligations	—	—	—	—	—
Total Contractual Cash Obligations	$142,336	$120,903	$20,990	$163	$ —

(In thousands)		Amount of Commitment Expirations Per Period			
Other Commercial Commitments	Total Amounts Committed	1 year or less	Over 1 to 3 years	Over 3 to 5 years	Over 5 years
Lines of Credit	$53,326	$41,672	$1,864	$7,332	$2,458
Standby Letters of Credit	7,768	7,768	-	-	-
Guarantees	-	-	-	-	-
Other Commercial Commitments	36,607	25,422	11,185	-	-
Total Commercial Commitments	$97,701	$74,862	$13,049	$7,332	$2,458

The largest component of the Company's earnings is net interest income, which can fluctuate widely when significant interest rate movements occur. The prime lending rate went from 4.25% at the beginning of 2003 to 5.25% at the end of 2004, and 7.25% at the end of 2005. The Company's management is responsible for minimizing the Bank's exposure to interest rate risk and assuring an adequate level of liquidity. This is accomplished by developing objectives, goals and strategies designed to enhance profitability and performance.

Ongoing management of the Company's interest rate sensitivity limits interest rate risk by controlling the mix and maturity of assets and liabilities. Management regularly reviews the Company's position and evaluates alternative sources and uses of funds as well as changes in external factors. Various methods are used to achieve and maintain the desired rate sensitivity position including the sale or purchase of assets and product pricing.

In order to ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to provide for general needs, the Company must maintain an adequate level of liquidity. Asset liquidity comes from the Company's ability to convert short-term investments into cash and from the maturity and repayment of loans and investment securities. Liability liquidity is provided by the Company's ability to attract deposits. The primary source of liability liquidity is the Bank's customer base, which provides core deposit growth. The overall liquidity position of the Company is closely monitored and evaluated regularly. The Company has federal fund borrowing facilities for a total of $50,000,000, a Federal Home Loan Bank line of up to 25% of total assets, and a Federal Reserve Bank facility. Management believes the Company's liquidity sources at December 31, 2005 are adequate to meet its operating needs in 2006 and into the foreseeable future.

Effect of Changing Prices

The results of operations and financial conditions presented in this report are based on historical cost information and are not adjusted for the effects of inflation.

Since the assets and liabilities of banks are primarily monetary in nature (payable in fixed, determinable amounts), the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effect of inflation on banks is normally not as significant as its influence on those businesses that have large investments in plant and inventories. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, increases in the price of goods and services will result in increased operating expenses.

The following table includes key ratios, including returns on average assets and equity.

Return on Equity and Assets
(Key financial ratios are computed on average balances)

	Year Ended December 31,		
	2005	2004	2003
Return on average assets	1.08%	1.02%	1.00%
Return on average equity	10.75%	8.94%	8.00%
Dividend payout ratio	26.92%	32.54%	35.63%
Average equity to assets ratio	10.06%	11.37%	12.49%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Closely related to the concept of liquidity is the concept of interest rate sensitivity (i. e., the extent to which assets and liabilities are sensitive to changes in interest rates). Interest rate sensitivity is often measured by the extent to which mismatches or "gaps" occur in the repricing of assets and liabilities within a given time period. Gap analysis is used to quantify such mismatches. A "positive" gap results when the amount of earning assets repricing within a given time period exceeds the amount of interest-bearing liabilities repricing within that time period. A "negative" gap results when the amount of interest-bearing liabilities repricing within a given time period exceeds the amount of earning assets repricing within such time period.

In general, a financial institution with a positive gap in relevant time periods will benefit from an increase in market interest rates and will experience erosion in net interest income if such rates fall. Likewise, a financial institution with a negative gap in relevant time periods will normally benefit from a decrease in market interest rates and will be adversely affected by an increase in rates. By maintaining a balanced interest rate sensitivity position, where interest rate sensitive assets roughly equal interest sensitive liabilities in relevant time periods, interest rate risk can be limited.

As a financial institution, the Company's potential interest rate volatility is a primary component of its market risk. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those that possess a short-term maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency or commodity price risk. The Company does not own any trading assets and does not have any hedging transactions in place, such as interest rate swaps and caps.

The Company's Board of Directors has adopted an Asset/Liability policy designed to stabilize net interest income and preserve capital over a broad range of interest rate movements. This policy outlines guidelines and ratios dealing with, among others, liquidity, volatile liability dependence, investment portfolio composition, loan portfolio composition, loan-to-deposit ratio and gap analysis ratio. The Board of Directors monitors the Company's performance as compared to Asset/Liability Policy. In addition, to effectively administer the Asset/Liability Policy and to monitor exposure to fluctuations in interest rates, the Company maintains an Asset/Liability Committee, consisting of the Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Branch Administrator, and Controller. This committee meets monthly to review the Company's lending and deposit-gathering activities, to review competitive interest rates, to develop strategies to implement the Asset/Liability Policy and to respond to market conditions.

The Company monitors and controls interest rate risk through a variety of techniques, including use of traditional interest rate sensitivity analysis (also known as "gap analysis") and an interest rate risk management model. With the interest rate risk management model, the

Company projects future net interest income, and then estimates the effect of various changes in interest rates and balance sheet growth rates on that projected net interest income. The Company also uses the interest rate risk management model to calculate the change in net portfolio value over a range of interest rate change scenarios. Traditional gap analysis involves arranging the Company's interest-earning assets and interest-bearing liabilities by repricing periods and then computing the difference (or "interest rate sensitivity gap") between the assets and liabilities that are estimated to reprice during each time period and cumulatively through the end of each time period.

Both interest rate sensitivity modeling and gap analysis are done at a specific point in time and involve a variety of significant estimates and assumptions. Interest rate sensitivity modeling requires, among other things, estimates of how much and when yields and costs on individual categories of interest-earning assets and interest-bearing liabilities will respond to general changes in market rates, future cash flows and discount rates.

Gap analysis requires estimates as to when individual categories of interest-sensitive assets and liabilities will reprice, and assumes that assets and liabilities assigned to the same repricing period will reprice at the same time and in the same amount. Gap analysis does not account for the fact that repricing of assets and liabilities is discretionary and subject to competitive and other pressures.

The following table sets forth the estimated maturity/repricing structure of the Company's interest-bearing assets and interest-bearing liabilities at December 31, 2005. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of each asset or liability. The majority of interest-bearing demand deposits and savings deposits are assumed to be "core" deposits, or deposits that will remain at the Company regardless of market interest rates. The table does not assume any prepayment of fixed-rate loans.

RATE SENSITIVE GAP ANALYSIS

	As of December 31, 2005					
	Maturing or repricing					
	Three Months Or Less	Over Three To Twelve Months	Over One Year Through Five Years	Over Five Years	Not Rate-Sensitive	Total
(Dollars in thousands)						
Interest earning assets:						
Federal funds sold	$ 16,230	$ —	$ —	$ —	$ —	$ 16,230
Securities	6,257	35,659	43,132	28,415	—	113,463
Loans	289,090	23,304	30,413	41,774	17	384,598
Total interest earning assets	311,577	58,963	73,545	70,189	17	514,291
Cash and due from banks	—	—	—	—	19,068	19,068
Allowance for loan losses	—	—	—	—	(4,547)	(4,547)
Other assets	—	—	—	—	40,329	40,329
Total assets	$311,577	$58,963	$73,545	$ 70,189	$ 54,867	$569,141
Interest bearing liabilities:						
Demand, interest bearing	$ 62,581	$ —	$ -	$ -	$ -	$ 62,581
Savings and money market	180,489	—	-	-	-	180,489
Time deposits	48,106	72,306	20,421	-	-	140,833
Total interest bearing liabilities	291,176	72,306	20,421	-	-	383,903
Noninterest demand deposits	—	-	-	-	123,641	123,641
Federal funds purchased	—	-	-	-	-	—
Other liabilities	—	-	-	-	6,354	6,354
Stockholders' equity	—	-	-	-	55,243	55,243
Total liabilities and Stockholders' equity	$291,176	$72,306	$20,421	$ -	$185,238	$569,141
Interest rate sensitivity GAP	$ 20,401	($13,343)	$53,124	$ 70,189	($130,371)	$ -
Cumulative interest rate sensitivity GAP	$ 20,401	$7,058	$60,182	$130,371	$ -	$ -
Cumulative interest rate sensitivity GAP ratio	6.55%	1.90%	13.55%	25.35%	-	-

Changes in estimates and assumptions made for interest rate sensitivity modeling and gap analysis could have a significant impact on projected results and conclusions. Therefore, these techniques may not accurately reflect the impact of general interest rate movements on the Company's net interest income or net portfolio value.

Because of the limitations in the gap analysis discussed above, members of the Company's Asset/Liability Management Committee believe that the interest sensitivity modeling more accurately reflects the effects and exposure to changes in interest rates. Net interest income simulation considers the relative sensitivities of the balance sheet, including the effect of interest rate caps on adjustable rate mortgages and the relatively stable aspects of core deposits. As such, net interest income simulation is designed to address the probability of interest rate changes and behavioral response of the balance sheet to those changes. Market Value of Portfolio Equity represents the fair value of the net present value of assets, liabilities and off-balance sheet items. The starting point (or "base case") for the following table is the Company's net portfolio at December 31, 2005, using current discount rates, and an estimate of net interest income for 2005 assuming that both interest rates and the Company's interest-sensitive assets and liabilities remain at December 31, 2005 levels. The "rate shock" information in the table shows estimates of net portfolio value at December 31, 2005 and net interest income for 2005 assuming fluctuations or "rate shocks" of minus 100 and 200 basis points and plus 100 and 200 basis points. Rate shocks assume that current interest rates change immediately. The information set forth in the following table is based on significant estimates and assumptions, and constitutes a forward-looking statement within the meaning of that term set forth in Rule 173 of the Securities Act of 1933 and Rule 3-6 of the Securities Exchange Act of 1934.

Market Risk in Securities
Interest Rate Shock
At December 31, 2005

(Amount in thousands)

Available for Sale securities

	Rates Decline			Rates Increase	
Rate change	(2%)	(1%)	Current	+1%	+2%
Unrealized gain (loss)	$1,948	$634	($679)	($2,764)	($4,848)
Change from current	$2,627	$1,313		($3,443)	($5,527)

Market Risk on Net Interest Income
At December 31, 2005

(Amounts in thousands)

	Rates Decline			Rates Increase	
Rate change	(2%)	(1%)	Current	+1%	+2%
Net interest income	$21,682	$23,444	$25,199	$26,715	$28,231
Change from current	($3,517)	($1,755)		$1,516	$3,032

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors
FNB Bancorp

We have audited the accompanying consolidated balance sheet of FNB Bancorp and subsidiary (the "Company") as of December 31, 2005 and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FNB Bancorp and subsidiary as of December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Stockton, California
March 28, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FNB Bancorp:

We have audited the accompanying consolidated balance sheet of FNB Bancorp and subsidiary (the Company) as of December 31, 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ending December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ending December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, California
March 3, 2005

FNB BANCORP AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

Assets	2005	2004
Cash and due from banks	19,068,000	17,084,000
Federal funds sold	16,230,000	–
Cash and cash equivalents	35,298,000	17,084,000
Securities available-for-sale	113,463,000	102,823,000
Loans, net	380,051,000	340,906,000
Bank premises, equipment, and leasehold improvements	12,028,000	11,614,000
Other real estate owned	2,600,000	–
Goodwill	1,841,000	–
Accrued interest receivable and other assets	23,860,000	17,627,000
Total Assets	569,141,000	490,054,000
Liabilities and stockholders' equity		
Deposits:		
Demand, noninterest bearing	123,641,000	109,758,000
Demand, interest bearing	62,581,000	51,818,000
Savings	180,489,000	160,062,000
Time	140,833,000	91,615,000
Total deposits	507,544,000	413,253,000
Federal funds purchased	–	19,172,000
Accrued expenses and other liabilities	6,354,000	5,000,000
Total liabilities	513,898,000	437,425,000
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value; authorized 10,000,000 shares; issued and outstanding 2,700,000 and 2,586,000 shares on December 31, 2005 and 2004, respectively	34,793,000	31,365,000
Additional paid-in capital	19,000	9,000
Retained earnings	20,832,000	20,689,000
Accumulated other comprehensive income	(401,000)	566,000
Total stockholders' equity	55,243,000	52,629,000
Total liabilities and stockholders' equity	569,141,000	490,054,000

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income:			
Interest and fees on loans	$26,754,000	21,226,000	19,990,000
Interest and dividends on securities	2,173,000	1,418,000	1,446,000
Interest on tax-exempt securities	1,512,000	1,250,000	1,358,000
Federal funds sold	293,000	152,000	73,000
Total interest income	30,732,000	24,046,000	22,867,000
Interest expense:			
Interest on deposits	5,440,000	2,460,000	2,656,000
Interest expense on other borrowings	93,000	73,000	2,000
Total interest expense	5,533,000	2,533,000	2,658,000
Net interest income	25,199,000	21,513,000	20,209,000
Provision for loan losses	600,000	480,000	780,000
Net interest income after provision for loan losses	24,599,000	21,033,000	19,429,000
Noninterest income:			
Service charges	2,305,000	2,500,000	2,662,000
Credit card fees	856,000	886,000	946,000
Gain (loss) on impairment and sale of investment securities	(101,000)	(31,000)	165,000
Other	781,000	432,000	253,000
Total noninterest income	3,841,000	3,787,000	4,026,000
Noninterest expense:			
Salaries and employee benefits	11,344,000	10,521,000	10,576,000
Occupancy expense	1,444,000	1,288,000	1,240,000
Equipment expense	1,624,000	1,662,000	1,582,000
Advertising expense	710,000	472,000	218,000
Data processing expense	416,000	344,000	394,000
Professional fees	952,000	1,086,000	914,000
Director expense	180,000	180,000	152,000
Surety insurance	555,000	479,000	493,000
Telephone, postage, supplies	939,000	1,103,000	898,000
Bankcard expenses	802,000	803,000	818,000
Other	1,317,000	617,000	633,000
Total noninterest expense	20,283,000	18,555,000	17,918,000
Earnings before income tax expense	8,157,000	6,265,000	5,537,000
Income tax expense	2,429,000	1,577,000	1,396,000
Net earnings	$5,728,000	4,688,000	4,141,000
Earnings per share data:			
Basic	$2.12	$1.71	$1.48
Diluted	$2.08	$1.67	$1.47
Weighted average shares outstanding:			
Basic weighted average shares outstanding	2,699,000	2,748,000	2,797,000
Diluted weighted average shares outstanding	2,758,000	2,799,000	2,824,000

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2005, 2004 and 2003

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total
	Shares	Amount					
Balance at December 31, 2002	2,437,000	$ 26,492,000	–	22,907,000	1,804,000		51,203,000
Net earnings	–	–	–	4,141,000	–	4,141,000	4,141,000
Other comprehensive income:							
Unrealized gain on securities, net of tax benefit of $121,000	–	–	–	–	(764,000)	(764,000)	(764,000)
Comprehensive income						$ 3,377,000	
Cash dividends of $0.12 per share, quarterly	–	–	–	(1,166,000)	–	–	(1,166,000)
Special cash dividend of $0.12 per share				(302,000)			(302,000)
Stock dividend of 5%	120,000	3,532,000		(3,532,000)			–
Cash on fractional shares related To stock dividend				(7,000)			(7,000)
Stock-based compensation Expense	–	–	3,000	–	–		3,000
Stock repurchased and retired	(41,000)	(1,177,000)	–	–	–		(1,177,000)
Stock options exercised	3,000	56,000	–	–	–		56,000
Balance at December 31, 2003	2,519,000	28,903,000	3,000,	22,041,000	1,040,000		51,987,000
Net earnings	-	-	-	4,688,000	-	4,688,000	4,688,000
Other comprehensive income:							
Unrealized loss on securities, net of tax benefit of $330,000	-	-	-	-	(474,000)	(474,000)	(474,000)
Comprehensive income						$ 4,214,000	
Cash dividends of $0.12 per share, quarterly	-	-	-	(1,210,000)	-		(1,210,000)
Special cash dividend of $0.12 per share		-	-	(316,000)	-		(316,000)
Stock dividend of 5%	124,000	4,514,000		(4,514,000)			-
Stock-based compensation expense	-	-	6,000	-	-		6,000
Stock repurchased and retired	(69,000)	(2,324,000)	-	-	-		(2,324,000)
Stock options exercised	12 ,000	272 ,000	-	-	-		272,000
Balance at December 31, 2004	2,586,000	31,365,000	9,000	20,689,000	566,000		52,629,000
Net earnings	-	-	-	5,728,000	-	5,728,000	5,728,000
Other comprehensive income:							
Unrealized loss on securities, net of tax benefit of $671,000	-	-	-	-	(967,000)	(967,000)	(967,000)
Comprehensive income						$ 4,761,000	
Cash dividends of $0.15 per share share, quarterly	-	-	-	(1,535,000)	-		(1,535,000)
Stock dividend of 5%	128,000	4,043,000		(4,043,000)			-
Cash on fractional shares related to stock dividend							
Stock-based compensation				(7,000)			(7,000)
expense	-	-	10,000	-	-		10,000
Stock repurchased and retired	(21,000)	(765,000)	-	-	-		(765,000)
Stock options exercised	7,000	150,000	-	-	-		150,000
Balance at December 31, 2005	2,700,000	$ 34,793,000	19,000	20,832,000	(401,000)		55,243,000

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

December 31, 2005, 2004 and 2003

		2005	2004	2003
Cash flows from operating activities:				
Net earnings	$	5,728,000	4,688,000	4,141,000
Adjustments to reconcile net earnings to cash provided by operating activities:				
Depreciation, amortization and accretion, net		1,594,000	1,790,000	1,971,000
(Gain) loss on sale of investment securities		101,000	31,000	(165,000)
Securities write-down		116,000	–	–
Stock-based compensation expense		10,000	6,000	3,000
(Gain)loss on sale of bank premises, equipment, and leasehold improvements		–	–	5,000
Provision for loan losses		600,000	480,000	780,000
Deferred taxes		(181,000)	74,000	(862,000)
Changes in assets and liabilities:				
Accrued interest receivable and other assets		(5,149,000)	(6,422,000)	(1,776,000)
Accrued expenses and other liabilities		1,720,000	2,083,000	834,000
Net cash provided by operating activities		4,539,000	2,730,000	4,931,000
Cash flows from investing activities:				
Proceeds from matured securities available-for-sale		31,207,000	34,203,000	30,099,000
Purchases of securities available-for-sale		(43,386,000)	(74,689,000)	(28,059,000)
Proceeds from sale of securities available-for-sale		–	–	9,080,000
Net decrease (increase) in loans		892,000	(28,457,000)	(28,820,000)
Proceeds from sales of bank premises, equipment, and leasehold improvements		156,000	121,000	7,000
Purchases of bank premises, equipment, and leasehold Improvements		(1,733,000)	(2,101,000)	(927,000)
Cash and equivalents received in bank acquisition, net of cash paid		9,602,000	–	–
Net cash used in investing activities		(3,262,000)	(70,923,000)	(18,620,000)
Cash flows from financing activities:				
Net increase in demand and savings deposits		16,215,000	39,392,000	24,392,000
Net increase (decrease) in time deposits		22,051,000	(353,000)	2,416,000
Net increase (decrease) in federal funds purchased		(19,172,000)	19,172,000	–
Cash dividends paid		(1,542,000)	(1,526,000)	(1,475,000)
Repurchases of common stock		(765,000)	(2,324,000)	(1,177,000)
Exercise of stock options		150,000	272,000	56,000
Payments on capital note payable		–	–	(78,000)
Net cash provided by financing activities		16,937,000	54,633,000	24,134,000
Net increase (decrease) in cash and cash Equivalents		18,214,000	(13,560,000)	10,445,000
Cash and cash equivalents at beginning of year		17,084,000	30,644,000	20,199,000
Cash and cash equivalents at end of year	$	35,298,000	17,084,000	30,644,000
Additional cash flow information:				
Interest paid	$	4,980,000	2,467,000	2,785,000
Income taxes paid		2,224,000	1,691,000	872,000
Noncash – stock dividend		4,043,000	4,514,000	3,532,000

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(1) The Company and Summary of Significant Accounting Policies

FNB Bancorp (the Company) is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. The consolidated financial statements include the accounts of FNB Bancorp and its wholly owned subsidiary, First National Bank of Northern California (the Bank). The Bank provides traditional banking services in San Mateo and San Francisco counties.

The Bank and the Company entered into an Agreement and Plan of Reorganization dated November 1, 2001 (the Plan of Reorganization), and the shareholders of the Bank approved the Plan of Reorganization at a Special Meeting of the Shareholders of the Bank held on February 27, 2002. The Plan of Reorganization was consummated on March 15, 2002. Each outstanding share of the common stock, par value $1.25 per share, of the Bank (other than any shares as to which dissenters' rights of appraisal have been properly exercised) was converted into one share of the no par common stock of the Company, and the former holders of Bank common stock became the holders of all of the Company common stock. The change in capital structure has been included for all periods presented.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. For the Bank, the significant accounting estimate is the allowance for loan losses (note 1f). A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

(a) Basis of Presentation

The accounting and reporting policies of the Company and its wholly owned subsidiary are in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

(b) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to original maturity dates of 90 days or less. Included in cash and cash equivalents are amounts restricted for the Federal Reserve requirement of approximately $2,358,000 and $1,087,000 at December 31, 2005 and 2004, respectively.

(c) ***Investment Securities***

Investment securities consist of U.S. Treasury securities, U.S. agency securities, obligations of states and political subdivisions, obligations of U.S. corporations, mortgage-backed securities and other securities. At the time of purchase of a security, the Company designates the security as held-to-maturity or available-for-sale, based on its investment objectives, operational needs, and intent to hold. The Company does not purchase securities with the intent to engage in trading activity. Held to maturity securities are recorded at amortized cost, adjusted for amortization of premiums or accretion of discounts. The Company did not have any investments in the held-to-maturity portfolio at December 31, 2005 or 2004. Available-for-sale securities are recorded at fair value with unrealized holding gains or losses, net of the related tax effect, reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. Amortization of premiums and accretion of discounts on debt securities are included in interest income over the life of the related held-to-maturity or available-for-sale security using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(d) ***Derivatives***

All derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company did not hold any derivatives at December 31, 2005 and 2004.

(e) ***Loans***

Loans are reported at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement. An impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. If the measurement of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by a charge to the allowance for loan losses.

Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loan fees net of certain direct costs of origination, which represent an adjustment to interest yield, are deferred and amortized over the contractual term of the loan using the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Restructured loans are loans on which concessions in terms have been granted because of the borrowers' financial difficulties. Interest is generally accrued on such loans in accordance with the new terms. Net amount written off in 2005 was not considered material (see Allowance for Loan Losses caption on page 34 in the Management Discussion and Analysis section).

(f) ***Allowance for Loan Losses***

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged off against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses inherent in existing loans, standby letters of credit, overdrafts, and commitments to extend credit based on evaluations of collectibility and prior loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay. While management uses these evaluations to determine the level of the allowance for loan losses, future provisions may be necessary based on changes in the factors used in the evaluations.

Material estimates relating to the determination of the allowance for loan losses are particularly susceptible to significant change in the near term. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the banking regulators, as an integral part of its examination process, periodically review the Bank's allowance for loan losses. The banking regulators may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

(g) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation using the straight-line method over the estimated service lives of related assets ranging from 2 to 25 years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

(h) ***Cash Dividends***

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from First National Bank. First National Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency.

(i) ***Stock Dividend***

On October 28, 2005, the Company announced that its Board of Directors has declared a stock dividend of approximately 128,341 shares, payable at the rate of one share of Common Stock for every twenty (20) shares of Common Stock owned. The stock dividend was paid on December 16, 2005, to shareholders of record on November 30, 2005. The earnings per share data presented have been adjusted for this stock dividend.

(j) ***Income Taxes***

Deferred income taxes are determined using the assets and liabilities method. Under this method, the net deferred tax asset or liability is recognized for tax consequences of temporary differences by applying current tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(k) ***Stock Option Plan***

Beginning in fiscal 2003, the Company elected to adopt the fair value method of accounting for stock-based compensation. Historically, the Company applied the intrinsic value method permitted under SFAS 123, as defined in APB 25 and related interpretations, in accounting for its stock incentive plans in the past.

All future employee stock option grants and other stock- based compensation will be expensed over the vesting period, based on the fair value at the time the stock-based compensation is granted.

Had compensation cost related to the Company's stock option awards to employees and directors been determined under the fair value method prescribed under SFAS No. 123, the Company's net income, basic earnings per share, and diluted earnings per share would have been the pro-forma amounts below, for 2005, 2004, and 2003:

			2005	2004	2003
Net earnings	As reported	$	5,728,000	4,688,000	4,141,000
Add stock-based employee compensation expense included in reported net earnings, net of related tax effects			10,000	6,000	3,000
Deduct total stock-based Employee compensation expense determined under the fair value based method for all awards, net of related tax effects			(6,000)	(10,000)	(10,000)
Net earnings	Pro forma	$	5,732,000	4,684,000	4,134,000
Basic earnings per share	As reported	$	2.12	1.71	1.48
	Pro forma	$	2.12	1.70	1.48
Diluted earnings per share	As reported	$	2.08	1.67	1.47
	Pro forma	$	2.08	1.67	1.46

Earnings per share have been computed based on the following:

		Year ended December 31		
		2005	**2004**	**2003**
Net earnings	$	5,728,000	4,688,000	4,141,000
Weighted average number of Shares outstanding		2,699,000	2,748,000	2,797,000
Effect of dilutive options		59,000	51,000	27,000
Weighted average number of shares outstanding used to calculate diluted earnings per share		2,758,000	2,799,000	2,824,000

All outstanding options were included in the 2005, 2004 and 2003 computations.

(l) ***Fair Values of Financial Instruments***

The notes to financial statements include various estimated fair value information as of December 31, 2005 and 2004. Such information, which pertains to the Company's financial instruments, does not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective consideration, which vary widely among different financial institutions and which are subject to change.

(m) ***Income Tax Credits***

At December 31, 2005, the Bank had a $1,445,000 equity investment in three partnerships, which own low-income affordable housing projects that generate tax benefits in the form of federal and state housing tax credits. As a limited partner investor in these partnerships, the Company receives tax benefits in the form of tax deductions from partnership operating losses and federal and state income tax credits. The federal and state income tax credits are earned over a 10-year period as a result of the investment properties meeting certain criteria and are subject to recapture for noncompliance with such criteria over a 15-year period. The expected benefit resulting from the low-income housing tax credits is recognized in the period for which the tax benefit is recognized in the Company's consolidated tax returns. These investments are accounted for using the effective yield method and are recorded in other assets on the balance sheet. Under the effective yield method, the Company recognizes tax credits as they are allocated and amortizes the initial cost of the investments to provide a constant effective yield over the period that tax credits are allocated to the Company. The effective yield is the internal rate of return on the investment, based on the cost of the investment and the guaranteed tax credits allocated to the Company. Any expected residual value of the investment was excluded from the effective yield calculation. Cash received from operations of the limited partnership or sale of the properties, if any, will be included in earnings when realized or realizable. These investments are included in other securities in securities available-for-sale.

(n) ***Reclassifications***

Certain prior year information has been reclassified to conform to current year presentation.

(o) *Bank Owned Life Insurance*

The Corporation purchased insurance on the lives of certain employees. The policies accumulate asset values to meet future liabilities including the payment of employee benefits such as the deferred compensation plan. Increases in the cash surrender value are recorded as other noninterest income in the consolidated statements of income. The cash surrender value of bank owned life insurance is reflected in other assets on the consolidated balance sheets in the amount of \$7,011,000 and \$6,773,000 at December 31, 2005 and 2004, respectively.

(p) *Acquisition*

On May 2, 2005, the Company announced that its wholly owned subsidiary, First National Bank of Northern California, completed its acquisition of Sequoia National Bank, which had two offices in San Francisco. Sequoia was consolidated with and merged into First National Bank of Northern California effective April 30, 2005. Sequoia had approximately \$62,000,000 in total assets on an historical cost basis. A table showing the fair values of the assets acquired follows this note. Under the terms of the Acquisition Agreement, holders of Sequoia shares of common stock and options received approximately \$10,450,000 in cash, after adjustments for certain contingencies specified in the Acquisition Agreement. At closing of the transaction \$9,350,000 was paid to the former Sequoia National Bank shareholders, and on November 1, 2005, after submission and payment of all such claims and expenses, the escrow was terminated and the approximately \$1,100,000, the balance of funds remaining in escrow, was distributed to the former shareholders of Sequoia National Bank in accordance with their interests. Effective April 30, 2005, the former banking offices of Sequoia National Bank began operating as branch offices of First National Bank of Northern California.

In accordance with SFAS No. 141 the Bank recorded the assets acquired and liabilities assumed at their fair values at the acquisition date. The total acquisition cost exceeded the fair value of the new assets acquired by \$4,781,000. This amount was recognized at acquisition date as intangible assets consisting of Goodwill of \$3,235,000, Loan Premium of \$271,000 and Core Deposit Intangibles of \$1,275,000. Goodwill has been adjusted for tax benefits of \$1,394,000, net of deferred income tax liability of \$525,000, related to Sequoia National Bank net operating losses that became available to the Company, the Core Deposit Intangibles, and the book reserve for possible loan losses. The tax benefits (Net deferred tax assets) are included in Other Assets, and the Loan Premium included in Net Loans in the table shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed by First National Bank of Northern California at the date of the acquisition:

Assets:		
Cash and due from banks	$	3,218,000
Federal funds sold		17,365,000
Securities available for sale		627,000
Loans, net		40,652,000
Other assets		2,210,000
Core deposit intangibles		1,275,000
Goodwill		1,841,000
Total Assets		67,188,000
Liabilities:		
Deposits:		
Noninterest-bearing		6,945,000
Interest-bearing		49,080,000
Total deposits		56,025,000
Accrued interest payable and other liabilities		274,000
Total Liabilities		56,299,000
Net Assets	$	10,889,000

The following table summarizes the carrying amount of goodwill:

Gross acquisition consideration in excess of identifiable asset values	$	4,781,000
Less allocation to the following:		
Core deposit premium		1,275,000
Loan premium		271,000
Deferred tax asset		1,394,000
Goodwill at December 31, 2005	$	1,841,000

During 2005, Core Deposit Intangible and Loan Premium were amortized $106,000 and $15,000, respectively.

FNB BANCORP AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill will not be expensed over a fixed period of time, but will be tested for impairment at least annually. None of the goodwill is deductible for income tax purposes. Identifiable intangible assets, namely core deposit intangibles and premium on loans, are amortized over their period of benefit. In the fourth quarter of 2005, the annual review of goodwill for impairment was performed, and it was determined that no adjustment was necessary. Additionally, the core deposit intangible and loan premium were evaluated for impairment at the end of each quarter, and no adjustments were determined to be necessary.

The following table shows earnings proforma of FNB Bancorp and its subsidiary combined with Sequoia National Bank as if the acquisition had taken place as of January 1, 2004:

(thousands, except per share data)	Consolidated Statements of Earnings Year ended December 31 2005	2004
Interest income	$ 31,858	$ 27,379
Interest expense	5,836	3,402
Net interest income	26,022	23,977
Provision for loan losses	610	480
Net interest income after provision for loan losses	25,412	23,497
Noninterest income	3,938	4,136
Noninterest expense	21,860	21,310
Earnings before income tax expense	7,490	6,323
Income tax expense	2,232	1,593
Net earnings	$ 5,258	$ 4,730
Earnings per share data:		
Basic	$ 1.95	$ 1.72
Diluted	$ 1.91	$ 1.69
Weighted average shares outstanding:		
Basic	2,699,000	2,748,000
Diluted	2,758,000	2,799,000

(2) Restricted Cash Balance

Cash and due from banks includes balances with the Federal Reserve Bank (the FRB). The Bank is required to maintain specified minimum average balances with the FRB, based primarily upon the Bank's deposit balances. As of December 31, 2005 and 2004, the Bank maintained deposits in excess of the FRB reserve requirement.

(3) Securities Available-for-Sale

The amortized cost and carrying values of securities available-for-sale are as follows:

	Amortized cost	Unrealized gains	Unrealized losses	Carrying Value
December 31, 2005:				
Obligations of U.S. Government agencies	$ 50,571,000	65,000	(510,000)	50,126,000
Obligations of states and political subdivisions	56,208,000	384,000	(564,000)	56,028,000
Corporate debt	5,918,000	8,000	(62,000)	5,864,000
Other securities	1,445,000	–	–	1,445,000
	$ 114,142,000	457,000	(1,136,000)	113,463,000
December 31, 2004:				
Obligations of U.S. Government agencies	$ 54,779,000	85,000	(167,000)	54,697,000
Obligations of states and political subdivisions	41,446,000	1,099,000	(30,000)	42,515,000
Corporate debt	3,977,000	–	(27,000)	3,950,000
Other securities	1,661,000	–	–	1,661,000
	$ 101,863,000	1,184,000	(224,000)	102,823,000

An analysis of gross unrealized losses of the available for sale investment securities portfolio as of December 31, 2005 and December 31, 2004 follows.

December 31, 2005:		Less than 12 Months		12 Months or Longer		Total
(Dollars in thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. government agencies	$23,184,000	(212,000)	24,676,000	(298,000)	47,860,000	(510,000)
Obligations of states and political subdivisions	29,456,000	(463,000)	8,082,000	(101,000)	37,538,000	(564,000)
Corporate debt	4,019,000	(39,000)	1,011,000	(23,000)	5,030,000	(62,000)
Other securities	–	–	–	–	–	–
Total	56,659,000	(714,000)	33,769,000	(422,000)	90,428,000	(1,136,000)

At December 31, 2004: (Dollars in thousands	Fair Value	Less than 12 Months Unrealized Losses	Fair Value	12 Months or Longer Unrealized Losses	Fair Value	Total Unrealized Losses
Obligations of U.S. government agencies	$41,442,000	(167,000)	–	–	41,442,000	(167,000)
Obligations of states and political subdivisions	12,327,000	(30,000)	–	–	12,327,000	(30,000)
Corporate debt	3,977,000	(27,000)	–	–	3,977,000	(27,000)
Other securities	–	–	–	–	–	–
Total	57,746,000	(224,000)	–	–	57,746,000	(224,000)

A total of 48 securities make up the amount of securities in an unrealized loss position for greater than 12 consecutive months. Management periodically evaluates each security in an unrealized loss position to determine if the impairment is temporary or other-than-temporary. Management has determined that no investment security is other-than-temporarily impaired. The unrealized losses are due solely to interest rate changes and the Company has the ability and intent to hold all investment securities with identified impairments resulting from interest rate changes to the earliest of forecasted recovery or the maturity of the underlying investment security.

The amortized cost and carrying value of debt securities as of December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost	Carrying Value
Available –for-sale:			
Due in one year or less	$	42,180,000	41,916,000
Due after one year though five years		43,419,000	43,133,000
Due after five years through ten years		26,047,000	25,868,000
Due after ten years		2,496,000	2,546,000
	$	114,142,000	113,463,000

For the years ended December 31, 2005, 2004, and 2003, gross realized gains amounted to $15,000, $4,000, and $238,000, respectively. For the years ended December 31, 2005, 2004, and 2003, gross realized losses amounted to $116,000, $35,000, and $73,000, respectively.

At December 31, 2005 and 2004, securities with an amortized cost of $57,801,000 and $44,820,000 and fair value of $57,646,000 and $45,807,000 , respectively, were pledged as collateral for public deposits and for other purposes required by law.

As of December 31, 2005 and 2004, the Bank had investments in Federal Reserve Bank stock classified as other assets in the accompanying balance sheets of $702,000 and $702,000, respectively. These investments in Federal Reserve Bank stock are carried at cost, and evaluated periodically for impairment.

In 2005, the Bank wrote down $116,000 representing the impaired value of its investment in Federal National Mortgage Corp. securities.

(4) Loans, Net

Loans are summarized as follows at December 31:

		2005	2004
Real estate	$	302,813,000	255,433,000
Construction		26,243,000	28,997,000
Commercial		53,070,000	58,849,000
Consumer & other		3,420,000	2,589,000
		385,546,000	345,868,000
Allowance for loan losses		(4,547,000)	(3,334,000)
Net deferred loan fees		(948,000)	(1,628,000)
	$	380,051,000	340,906,000

The Bank had total impaired loans of $17,000 and $2,798,000 at December 31, 2005 and 2004, respectively. The allowance for loan losses related to the impaired loans was $9,000 and $255,000 as of December 31, 2005 and 2004, respectively. The amount of the recorded investment in impaired loans for which there is no related allowance is $8,000 and $2,543,000 as of December 31, 2005 and 2004. During 2005 and 2004, nonaccrual loans represented all impaired loans. The average recorded investment in impaired loans during 2005, 2004 and 2003 was $1,205,000, $4,010,000 and $8,552,000, respectively. Interest income on impaired loans of $0, $4,800, and $0, was recognized for cash payments received in 2005, 2004, and 2003, respectively. The amount of interest on impaired loans not collected in 2005, 2004 and 2003, respectively was $2,000, $255,000 and $757,000.

(5) Allowance for Loan Losses

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

		2005	2004	2003
Balance, beginning of year	$	3,334,000	3,284,000	3,396,000
Loans charged off		(110,000)	(431,000)	(896,000)
Recoveries		23,000	1,000	4,000
Net loans charged off		(87,000)	(430,000)	(892,000)
Provision for loan losses		600,000	480,000	780,000
Allowance acquired in business combination		700,000	–	–
Balance, end of year	$	4,547,000	3,334,000	3,284,000

(6) Related Party Transactions

In the ordinary course of business, the Bank made loans and advances under lines of credit to directors, officers, and their related interests. The Bank's policies require that all such loans be made at substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk or unfavorable features. The following summarizes activities of loans to such parties in 2005 and 2004:

		2005	2004
Balance, beginning of year	$	3,376,000	7,202,000
Additions		5,673,000	138,000
Repayments		5,131,000	3,964,000
Balance, end of year	$	3,918,000	3,376,000

(7) Bank Premises, Equipment, and Leasehold Improvements

Bank premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and are summarized as follows at December 31:

	2005	2004
Buildings	$ 7,969,000	7,753,000
Equipment	8,642,000	7,924,000
Leasehold improvements	1,173,000	1,170,000
	17,784,000	16,847,000
Accumulated depreciation and amortization	(9,817,000)	(9,241,000)
	7,967,000	7,606,000
Land	4,061,000	4,008,000
	$ 12,028,000	11,614,000

Depreciation expense for the years ended December 31, 2005, 2004, and 2003 was $1,163,000, $1,282,000 and $1,290,000, respectively.

(8) Deposits

The aggregate amount of jumbo time certificates, each with a minimum denomination of $100,000 or more, was $77,572,000 and $42,402,000 at December 31, 2005 and 2004, respectively.

At December 31, 2005, the scheduled maturities of time certificates are as follows:

Year ending December 31:	
2006	$ 120,412,000
2007	13,829,000
2008	6,312,000
2009	20,000
2010	260,000
	$ 140,833,000

(9) Commitments and Contingencies

The Bank leases a portion of its facilities and equipment under noncancelable operating leases expiring at various dates through 2009. Some of these leases provide that the Bank pay taxes, maintenance, insurance, and other occupancy expenses applicable to leased premises. Generally, the leases provide for renewal for various periods at stipulated rates.

The minimum rental commitments under the operating leases as of December 31, 2005 are as follows:

Year ending December 31:		
2006	$	491,000
2007		499,000
2008		350,000
2009		163,000
	$	1,503,000

Total rent expense for operating leases was $401,000, $284,000, and $361,000, in 2005, 2004, and 2003, respectively.

The Bank is engaged in various lawsuits either as plaintiff or defendant in the ordinary course of business and in the opinion of management, based upon the advice of counsel, the ultimate outcome of these lawsuits will not have a material effect on the Bank's financial statements.

(10) Bank Savings Plan

The Bank maintains a salary deferral 401(k) plan covering substantially all employees, known as the First National Bank Savings Plan (the Plan). The Plan allows employees to make contributions to the Plan up to a maximum allowed by law and the Bank's contribution is discretionary. The Plan expense for the years ended December 31, 2005, 2004, and 2003 was $626,000, $540,000 and $475,000, respectively.

(11) Salary Continuation and Deferred Compensation Plans

The Bank maintains a Salary Continuation Plan for certain Bank officers. Officers participating in the Salary Continuation Plan are entitled to receive a monthly payment for a period of fifteen to twenty years upon retirement. The Company accrues such post-retirement benefits over the individual's employment period. The Salary Continuation Plan expense for the years ended December 31, 2005, 2004, and 2003 was $325,000, $305,000, and $137,000 respectively. Accrued compensation payable under the salary continuation plan totaled $1,780,000 and $1,515,000 at December 31, 2005 and 2004, respectively.

The Deferred Compensation Plan allows eligible officers to defer annually their compensation up to a maximum 80% of their base salary and 100% of their cash bonus. The officer will be entitled to receive distribution upon reaching a specified age, passage of at least five years or termination of employment. As of December 31, 2005 and 2004, the related liability included in accrued expenses and other liabilities was $1,851,000 and $1,649,000, respectively.

(12) Income Taxes

The provision for income taxes for the years ended December 31, consists of the following:

	2005	2004	2003
Current:			
Federal	$ 2,223,000	1,275,000	1,473,000
State	387,000	228,000	785,000
	2,610,000	1,503,000	2,258,000
Deferred:			
Federal	(207,000)	62,000	(615,000)
State	26,000	12,000	(247,000)
	(181,000)	74,000	(862,000)
	$ 2,429,000	1,577,000	1,396,000

The reasons for the differences between the statutory federal income tax rate and the effective tax rates for the years ended December 31, are summarized as follows:

	2005	2004	2003
Statutory rate	34.0%	34.0%	34.0%
Increased (decrease) resulting from:			
Income tax exempt for federal purposes	(7.1)%	(8.0)%	(8.7)%
State taxes on income net of federal benefit	3.3%	2.5%	6.4%
Benefits from low income housing credits	(1.1)%	(2.8)%	(5.8)%
Adjustment to prior year accruals	0.0%	(0.6)%	0.0%
Other, net	0.6%	0.1%	(0.7)%
Effective rate	29.7%	25.2%	25.2%

The tax effect of temporary differences giving rise to the Bank's net deferred tax asset is as follows:

	December 31	
	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 1,857,000	1,307,000
Capitalized interest on buildings	29,000	32,000
Expenses accrued on books not yet deductible in tax return	1,720,000	1,787,000
Depreciation	497,000	169,000
Net operating loss carryforward	1,439,000	—
Unrealized loss on available-for-sale securities	280,000	—
Total deferred tax assets	5,822,000	3,295,000
Deferred tax liabilities:		
State income taxes	312,000	303,000
Unrealized appreciation of available-for-sale securities	—	395,000
Core deposit intangible	524,000	—
Expenses and credits deducted on tax return, not books	42,000	115,000
Total deferred tax liabilities	878,000	813,000
Net deferred tax assets before valuation allowance	4,944,000	2,482,000
Valuation allowance	—	(134,000)
Net deferred tax asset (included in other assets)	4,944,000	2,348,000

As of December 31, 2005, the Bank had no state tax credit carryforwards for income tax purposes, as these were all used during 2005. Accordingly, there is no valuation allowance as of December 31, 2005. Additionally, management believes that it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income. The Bank had net operating loss carryforwards resulting from the acquisition of Sequoia National Bank which expire from December 31, 2007 through December 31, 2020, for a total balance of $3,998,568.

(13) Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans or through standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss is represented by the contractual amount of those instruments and is usually limited to amounts funded or drawn. The contract or notional amounts of these agreements, which are not included in the balance sheets, are an indicator of the Bank's credit exposure. Commitments to extend credit generally carry variable interest rates and are subject to the same credit standards used in the lending process for on-balance-sheet instruments. Additionally, the Bank periodically reassesses the customer's creditworthiness through ongoing credit reviews. The Bank generally requires collateral or other security to support commitments to extend credit. The following table provides summary information on financial institutions whose contract amounts represent credit risk as of December 31:

	2005	2004
Financial instruments whose contract amounts represent Credit risk:		
Undisbursed loan commitments	$ 36,607,000	33,629,000
Lines of credit	49,863,000	42,731,000
MasterCard lines	3,463,000	3,560,000
Standby letters of credit	7,768,000	3,158,000
	$ 97,701,000	83,078,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial and residential properties.

Equity reserve and unused credit card lines are additional commitments to extend credit. Many of these customers are not expected to draw down their total lines of credit, and therefore, the total contract amount of these lines does not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank issues both financial and performance standby letters of credit. The financial standby letters of credit are primarily to guarantee payment to third parties. As of December 31, 2005, there were $7,488,000 issued in financial standby letters of credit. The performance standby letters of credit are typically issued to municipalities as specific performance bonds. As of December 31, 2005 there were $280,000 issued in performance standby letters of credit. The terms of the guarantees will expire in 2006. The Bank has experienced no draws on these letters of credit, and does not expect to in the future; however, should a triggering event occur, the Bank either has collateral in excess of the letters of credit or embedded agreements of recourse from the customer.

The following methods and assumptions were used by the Company to estimate the fair value of financial instruments.

(a) Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets fair values.

(b) Securities

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(c) Loans

Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(d) Off-Balance Sheet Commitments

Fair values for the company's off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the counterparties.

(e) ***Deposit Liabilities***

The fair values estimated for demand deposits (interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates for a schedule of the aggregate expected monthly maturities on time deposits.

(f) ***Federal Funds Sold/Purchased***

The carrying amount of federal funds sold/purchased approximates their fair values.

(g) ***Bank Owned Life Insurance***

The carrying amount is the cash surrender value for all policies.

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2005:

		Carrying amount	Fair value
Financial assets:			
Cash and cash equivalents	$	35,298,000	35,298,000
Securities available for sale		113,463,000	113,463,000
Loans, net		380,051,000	387,199,000
Bank owned life insurance		7,011,000	7,011,000
Accrued interest receivable		3,437,000	3,437,000
Financial liabilities:			
Deposits		507,544,000	507,604,000
Accrued interest payable		1,165,000	1,165,000
Off-balance-sheet commitments:			
Undisbursed loan commitments, lines of credit, Mastercard line, and standby letters of credit		—	833,000

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2004:

		Carrying amount	Fair Value
Financial assets:			
Cash and cash equivalents	$	17,084,000	17,084,000
Securities available for sale		102,823,000	102,823,000
Loans, net		340,906,000	344,845,000
Bank owned life insurance		6,773,000	6,773,000
Accrued interest receivable		2,379,000	2,379,000
Financial liabilities:			
Deposits		413,253,000	413,137,000
Federal funds purchased		19,172,000	19,172,000
Accrued interest payable		403,000	403,000
Off-balance-sheet commitments:			
Undisbursed loan commitments, lines of credit, Mastercard line, and standby letters of credit		—	800,000

The carrying amounts of loans include $17,000 and $2,798,000 of nonaccrual loans (loans that are not accruing interest) at December 31, 2005 and 2004, respectively. Management has determined that primarily because of the uncertainty of predicting an observable market interest rate, excessive amounts of time and money would be incurred to estimate the fair values of nonperforming loans. As such, these loans are recorded at their carrying amount in the estimated fair value columns. The following aggregate information is provided at December 31, about the contractual provisions of these loans:

		2005	2004
Aggregate carrying amount	$	17,000	2,798,000
Effective rate		13.11%	6.98%
Average term to maturity		5 months	0 months

(14) Significant Group Concentrations of Credit Risk

Most of the Bank's business activity is with customers located within San Mateo and San Francisco counties. Generally, the loans are secured by assets of the borrowers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Bank does not have significant concentrations of loans to any one industry.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

(15) Regulatory matters

The Company, as a bank holding company, is subject to regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank have met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's categories.

The consolidated actual capital amounts and ratios of FNB Bancorp and Subsidiary are also presented in the following table:

		Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005:							
Total risk-based capital (to risk weighted assets)							
Consolidated Company	$	57,181,000	11.59%	39,478,000	8.00%	49,347,000	n/a
Bank		57,045,000	11.56	39,478,000	8.00	49,347,000	10.00%
Tier 1 capital (to risk Weighted assets)							
Consolidated Company		52,634,000	10.67	19,739,000	4.00	29,608,000	n/a
Bank		52,498,000	10.64	19,739,000	4.00	29,608,000	6.00
Tier 1 capital (to average assets)							
Consolidated Company		52,634,000	9.50	22,172,000	4.00	27,715,000	n/a
Bank		52,498,000	9.47	22,172,000	4.00	27,715,000	5.00

		Actual		For capital adequacy purposes		To be well capitalized under Prompt corrective action Provisions	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:							
Total risk-based capital (to risk weighted assets)							
Consolidated Company	$	55,397,000	13.50	32,815,000	8.00%	41,019,000	n/a
Bank		55,366,000	13.50	32,815,000	8.00	41,019,000	10.00%
Tier 1 capital (to risk Weighted assets)							
Consolidated Company		52,063,000	12.69	16,407,000	4.00	24,611,000	n/a
Bank		52,032,000	12.69	16,407,000	4.00	24,611,000	6.00
Tier 1 capital (to average assets)							
Consolidated Company		52,063,000	10.72	19,434,000	4.00	24,293,000	n/a
Bank		52,032,000	10.71	19,434,000	4.00	24,293,000	5.00

(16) Stock Option Plan

In 1997, the Company adopted an incentive employee stock option plan, known as the 1997 FNB Bancorp Plan. In 2002, the Company adopted an incentive employee option plan known as the 2002 FNB Bancorp Plan. The Plans allow the Company to grant options to employees of up to 348,997 shares, which includes the effect of stock dividends of common stock. Options currently outstanding become exercisable in one to five years from the grant date, based on a vesting schedule of 20% per year and expire 10 years after the grant date. The options exercise price is the fair value of the options at the grant date.

The fair value of each option granted is estimated on the date of grant using the fair value method with the following weighted average assumptions used for grants in 2005; dividend yield of 6.98% for the year; risk-free interest rate of 3.91%; expected volatility of 10%; expected life of 5.0 years; and weighted average fair value of $0.75. The assumptions used for grants in 2004; dividend yield of 6.85% for the year; risk-free interest rate of 3.73%; expected volatility of 10%; expected life of 5.0 years; and weighted average fair value of $0.76. The assumptions used for grants in 2003; dividend yield of 7% for the year; risk-free interest rate of 4.2%; expected volatility of 12%; expected life of 9.7 years; and weighted average fair value of $2.15.

A summary of the status of the Company's stock option plans as of December 31, 2005, 2004 and 2003 is presented below:

	Shares		Weighted average exercise price
2002 FNB Bancorp plan:			
Outstanding at December 31, 2002	36,801		22.62
Granted	46,255		22.55
Exercised	(242)		22.62
Expired/forfeited	(1,542)		22.16
Outstanding at December 31, 2003	81,272		22.05
Granted	43,459		29.48
Exercised	(1,296)		22.28
Expired/forfeited	(7,053)		23.30
Outstanding at December 31, 2004	116,382	$	24.75
Granted	44,610		28.62
Exercised	(1,620)		23.38
Expired/forfeited	(4,473)		26.38
Outstanding at December 31, 2005	154,899		25.83
Options exercisable at December 31, 2005	49,117	$	23.99
Options exercisable at December 31, 2004	26,237		22.90
Options exercisable at December 31, 2003	10,540		22.42

The following information applies to options outstanding at December 31, 2005:

Range of exercise prices	$21.60 – 29.48
Options outstanding	154,899
Weighted average remaining contractual life (years)	8.1

A summary of the status of the Company's stock option plans as of December 31, 2005, 2004 and 2003 is presented below:

	Shares		Weighted Average exercise Price
1997 FNB Bancorp plan:			
Outstanding at December 31, 2002	97,183		19.79
Exercised	(2,550)		20.10
Expired/forfeited	(4,462)		19.47
Outstanding at December 31, 2003	90,171		19.80
Exercised	(12,449)		19.61
Expired/forfeited	(3,001)		19.37
Outstanding at December 31, 2004	74,721	$	19.85
Exercised	(5,624)		19.95
Expired/forfeited	(358)		19.51
Outstanding at December 31, 2005	68,739		19.84
Options exercisable at December 31, 2005	64,006	$	19.86
Options exercisable at December 31, 2004	60,148		19.96
Options exercisable at December 31, 2003	60,046		20.02

The following information applies to options outstanding at December 31, 2005:

Range of exercise prices	$18.75 – 21.66
Options outstanding	68,739
Weighted average remaining contractual life (years)	4.2

(17) Quarterly Data (Unaudited)

		First	Second	Third	Fourth
2005:					
Interest income	$	6,515,000	7,455,000	8,033,000	8,729,000
Interest expense		965,000	1,208,000	1,567,000	1,793,000
Net interest income		5,550,000	6,247,000	6,466,000	6,936,000
Provision for loan losses		120,000	150,000	165,000	165,000
Net interest income, after provision for loan losses		5,430,000	6,097,000	6,301,000	6,771,000
Non-interest income		903,000	1,009,000	993,000	936,000
Non-interest expense		4,902,000	5,229,000	5,067,000	5,085,000
Income before income taxes		1,431,000	1,877,000	2,227,000	2,622,000
Provision for income taxes		415,000	595,000	674,000	745,000
Net earnings	$	1,016,000	1,282,000	1,553,000	1,877,000
Basic earnings per share	$	0.37	0.48	0.58	0.69
Diluted earnings per share		0.36	0.47	0.57	0.68

		First	Second	Third	Fourth
2004:					
Interest income	$	5,737,000	5,685,000	6,206,000	6,418,000
Interest expense		563,000	576,000	639,000	755,000
Net interest income		5,174,000	5,109,000	5,567,000	5,663,000
Provision for loan losses		120,000	120,000	120,000	120,000
Net interest income, after provision for loan losses		5,054,000	4,989,000	5,447,000	5,543,000
Non-interest income		923,000	958,000	956,000	950,000
Non-interest expense		4,745,000	4,743,000	4,624,000	4,443,000
Income before income taxes		1,232,000	1,204,000	1,779,000	2,050,000
Provision for income taxes		329,000	241,000	437,000	570,000
Net earnings	$	903,000	963,000	1,342,000	1,480,000
Basic earnings per share	$	0.33	0.35	0.49	0.54
Diluted earnings per share		0.32	0.34	0.48	0.53

(18) Recent Accounting Changes

On December 12, 2003, AICPA issued Statement of Position 03-3 which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer, including such loans acquired in purchase business combinations. SOP 03-3 is effective prospectively for loans acquired beginning January 1, 2005.

In December 2004, FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires the Company to measure the cost of employee services received in exchange for an award of equity instruments using a fair-value method, and to record such expense in its financial statements, for annual reporting periods beginning after June 15, 2005. The revised Statement eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, Accounting for Stock Issued to Employees, which was permitted under Statement 123, as originally issued. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. This accounting change is not expected to have a material effect on the consolidated financial statements.

(19) Condensed Financial Information of Parent Company

The parent company-only condensed balance sheets, condensed statements of income, and condensed statements of cash flows information are presented as of and for the year ended December 31, as follows:

FNB Bancorp **Condensed balance sheets**		**2005**	**2004**
Assets:			
Cash and due from banks	$	146,000	350,000
Investments in subsidiary		55,107,000	52,598,000
Other assets		–	–
Total assets	$	55,253,000	52,948,000
Liabilities:			
Other liabilities	$	10,000	319,000
Stockholders' equity		55,243,000	52,629,000
Total liabilities and stockholders' equity	$	55,253,000	52,948,000

FNB BANCORP AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

FNB Bancorp Condensed statements of income		**2005**	**2004**
Income:			
Dividend from subsidiary	$	2,269,000	3,446,000
Other income		–	1,000
Total income		2,269,000	3,447,000
Expense:			
Other expense		17,000	10,000
Total expense		17,000	10,000
Income before income taxes and equity in undistributed earnings of subsidiary		2,252,000	3,437,000
Income tax expense (credit)		–	(36,000)
Income before equity in undistributed earnings of subsidiary		2,252,000	3,473,000
Equity in undistributed earnings of subsidiary		3,476,000	1,215,000
Net earnings	$	5,728,000	4,688,000

FNB Bancorp Condensed statements of cash flows		**2005**	**2004**
Net earnings	$	5,728,000	4,688,000
Change in other assets		–	403,000
Change in other liabilities		(309,000)	(19,000)
Undistributed earnings of subsidiary		(3,476,000)	(1,215,000)
Stock-based compensation expense		10,000	6,000
Cash flows provided by operating activities		1,953,000	3,863,000
Increase in investment to subsidiary		–	–
Cash flows used in investing activities		–	–
Proceeds from exercise of common stock		150,000	272,000
Dividends paid		(1,542,000)	(1,526,000)
Repurchases of common stock		(765,000)	(2,324,000)
Cash flows provided by financing activities		(2,157,000)	(3,578,000)
Net (decrease) increase in cash		(204,000)	285,000
Cash, beginning of year		350,000	65,000
Cash, end of year	$	146,000	350,000

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Pursuant to policy, Director Daniel J. Modena retired from the Boards of Directors of the Company and the Bank effective December 31, 2005.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, STATEMENT SCHEDULES

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. All schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the Financial Statements or notes thereto.

(3) Exhibits.

Exhibit Number	Document Description
**2.1	(deleted)
2.2	Acquisition Agreement dated November 5, 2004, signed among First National Bank of Northern California, Sequoia National Bank and Hemisphere National Bank (incorporated by reference from Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the Commission on November 9, 2004)
2.3	First Addendum to Acquisition Agreement, dated December 13, 2004, signed among First National Bank of Northern California, Sequoia National Bank, Hemisphere National Bank and Privee Financial, Inc. (incorporated by reference from Exhibit 2.5 to the Company's Current Report on Form 8-K filed with the Commission on December 17, 2004)
2.4	Second Addendum to Acquisition Agreement, dated as of April 15, 2005, signed among First National Bank of Northern California, Sequoia National Bank, Hemisphere National Bank and Privee Financial, Inc. (incorporated by Reference from Exhibit 2.4 to the Company's Current Report on Form 8-K Filed with the Commission on May 2, 2005)

**3.1 Articles of Incorporation of FNB Bancorp.

**3.2 Bylaws of FNB Bancorp.

**4.1 Specimen of the Registrant's common stock certificate.

**10.1 Lease agreement dated April 24, 1995, as amended, for Eureka Square Branch Office of First National Bank of Northern California at Eureka Square Shopping Center, Pacifica, California.

**10.2 Lease agreement dated June 8, 1999, as amended, for Linda Mar Branch Office of First National Bank of Northern California at Linda Mar Shopping Center, Pacifica, California.

**10.3 Lease agreement dated August 21, 1996, as amended, for the Flower Mart facility of First National Bank of Northern California at 640 Brannan Street, Suite 102, San Francisco, California.

**10.4 (deleted)

**10.5 (deleted)

**10.6 First National Bank of Northern California 1997 Stock Option Plan.*

**10.7 Form of Nonstatutory Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.*

**10.8(a) Form of Incentive Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.*

**10.8(b) Form of Incentive Stock Option Agreement (Standard Provisions under the First National Bank of Northern California 1997 Stock Option Plan.*

**10.9 First National Bank Profit Sharing and 401(k) Plan dated August 26, 1969.*

**10.10 First National Bank Deferred Compensation Plan dated November 1, 1997.*

**10.11 Salary Continuation Agreement between First National Bank of Northern California And Michael R. Wyman, dated December 20, 1996.*

**10.12 Salary Continuation Agreement between First National Bank of Northern California And Paul B. Hogan dated December 20, 1996.*

**10.13 Salary Continuation Agreement between First National Bank of Northern California And James B. Ramsey, dated December 23, 1999.*

**10.14 Form of Management Continuity Agreement signed on July 20, 2000, between First National Bank of Northern California and Jim D. Black, Charles R. Key and Anthony J. Clifford.*

**10.15 (deleted)

**10.16 Communications Site Lease Agreement as amended dated March 30, 1999, between First National Bank of Northern California, as Lessor and Nextel of California, Inc., as Lessee, with respect to Redwood City Branch Office.

**10.17 (deleted)

**10.18 Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 5, 2001.*

***10.19 First Amendment to Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated March 22, 2002.*

****10.20 FNB Bancorp Stock Option Plan (effective March 15, 2002).*

****10.21 FNB Bancorp Stock Option Plan, Form of Incentive Stock Option Agreement.*

****10.22 FNB Bancorp Stock Option Plan, Form of Nonstatutory Stock Option Agreement.*

*****10.23 FNB Bancorp 2002 Stock Option Plan (adopted June 28, 2002).*

*****10.24 FNB Bancorp 2002 Stock Option Plan, Form of Incentive Stock Option Agreement.*

*****10.25 FNB Bancorp 2002 Stock Option Plan, Form of Nonstatutory Stock Option Agreement.*

******10.26 Lease agreement dated August 13, 2003, for San Mateo Branch Office of First National Bank of Northern California, located at 150 East Third Avenue, San Mateo, CA 94401.

10.27 Salary Continuation Agreement and Split-Dollar Agreement for Jim D. Black (incorporated by reference from Exhibit 10.27 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2004)*

10.28 Salary Continuation Agreement and Split-Dollar Agreement for Anthony J. Clifford (incorporated by reference from Exhibit 10.28 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2004)*

10.29 Amended and Restated Salary Continuation Agreement and Split-Dollar Agreement for James B. Ramsey (incorporated by reference from Exhibit 10.29 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2004)*

10.30 Lease Agreement dated May 1, 2003, as amended by Assignment, Assumption and Consent Agreement for the Financial District Branch Office of First National Bank of Northern California located at 65 Post Street, San Francisco, California.

10.31 Lease Agreement dated July 1, 1999, as amended by Assignment, Assumption and Consent Agreement for the Portola Branch Office of First National Bank of Northern California located at 699 Portola Drive, San Francisco, California.

******14.0 Code of Ethics

21.1 The Registrant has one subsidiary, First National Bank of Northern California.

23.1 Consent of Moss Adams LLP

23.2 Consent of KPMG LLP

31.1 Rule 13a-14(a)/15d-14(a) Certification (principal executive officer)

31.2 Rule 13a-14(a)/15d-14(a) Certification (principal financial officer)

32.0 Section 1350 Certifications

---

* Denotes management contracts, compensatory plans or arrangements.

** Incorporated by reference to registrant's Registration Statement on Form S-4 (No. 333-74954) filed with the Commission on December 12, 2001.

*** Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2002.

**** Incorporated by reference to registrant's Statement on Form S-8 (No. 333-91596) filed with the Commission on July 1, 2002.

***** Incorporated by reference to registrant's Registration Statement on Form S-8 (No. 333-98293) filed with the Commission on August 16, 2002.

****** Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 30, 2003.

An Annual Report for the fiscal year ended December 31, 2005, and Notice of Annual Meeting and Proxy Statement for the Company's 2006 Annual Meeting will be mailed to security holders subsequent to the date of filing this report. Copies of said materials will be furnished to the Commission in accordance with the Commission's Rules and Regulations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNB BANCORP

Dated: March 24, 2006

By: ______________________
Thomas C. McGraw
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
Michael R. Wyman	Chairman of the Board of Directors	March 24, 2006
Thomas C. McGraw	Director, Chief Executive Officer and Secretary	March 24, 2006
James B. Ramsey	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 24, 2006
Neil J. Vannucci	Director	March 24, 2006

Edward J. Watson	Director	March 24, 2006
Lisa Angelot	Director	March 24, 2006
Jim D. Black	Director and President	March 24, 2006
Anthony J. Clifford	Director and Executive Vice President and Chief Operating Officer	March 24, 2006
R. Albert Roensch	Director	March 24, 2006

Exhibit 31

Rule 13a-14(a)/15d-14(a) Certifications

I, Thomas C. McGraw, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15-d15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit

committee of registrant's board of directors :

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2006

Thomas C. McGraw
Chief Executive Officer

I, James B. Ramsey, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2006.

James B. Ramsey
Senior Vice President and Chief Financial Officer

Exhibit 32

Section 1350 Certifications

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of Title 18, United Stated Code), each of the undersigned officers of FNB Bancorp, a California corporation (the "Company"). Does hereby certify that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Form 10-K fairly presents, in all material aspects, The financial condition and results of operations of the Company.

Dated: March 24, 2006

Thomas C. McGraw
Chief Executive Officer

Dated: March 24, 2006

James B. Ramsey
Senior Vice President
and Chief Financial Officer

A signed original of this statement required by Section 906 has been provided to FNB Bancorp and will be retained by FNB Bancorp and furnished to the Securities and Exchange Commission or its staff upon request.

MOSS ADAMS LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
FNB Bancorp

We consent to the incorporation by reference in the registration statements on Form S-8 of FNB Bancorp (No. 333-91596, 333-98293 and 333-106363) of our report dated March 28, 2006 with respect to the consolidated balance sheet of FNB Bancorp and Subsidiary as of December 31, 2005 and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for the year ended December 31, 2005 appearing in this Annual Report on Form 10-K.

/s/ Moss Adams LLP

Stockton, California
March 28, 2006

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Corporate Information

Stock Exchange

FNBC common stock is listed on The Bulletin Board under ticker symbol FNBG.OB. For other shareholder related questions, call The Finance Department (650) 588-6800.

Dividend Payments

Dividend payments are paid following a declaration by our Board of Directors and have historically been paid quarterly.

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale CA 91204-2991
(800) 835-8778

Form 10-K

All shareholders receive a copy of the corporation's proxy statement and annual report (Form 10-k) which are filed with the Securities and Exchange Commission. Others interested in receiving these reports can contact the Finance Department listed below

Requests for Information

Shirley Cabanero
Finance Officer
975 El Camino Real
South San Francisco 94080

James B. Ramsey
Sr. Vice President
975 El Camino Real
South San Francisco 94080

FNB Bancorp